12g3-2(b)

RECEIVED

2008 SEP -4 A 6:54

OFFICE OF INTERNAT...
CORPORATE FIN...

082-04575

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

08004732

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st September 2008

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of August.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
SEP 08 2008
THOMSON REUTERS

X Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dw 9/5

MEDIASET

Mediaset S.p.A.
Registered office: Milano, Via Paleocapa n. 3
Share capital: EUR 614,238,333.28 fully paid in.
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

FIRST HALF REPORT TO JUNE 30, 2008

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the first half of fiscal 2008 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A.

Any points raised by the Board of Statutory Auditors and the report prepared by the Independent Auditors will be made available within the term set by Consob regulations in force.

MEDIASET

Half-Year Report as at 30 June 2008

MEDIASET GROUP

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.mediaset.it

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Mauro Crippa
		Bruno Ermolli
		Luigi Fausti
		Marco Giordani
		Alfredo Messina
		Gina Nieri
		Carlo Secchi
		Attilio Ventura
Executive Committee		Fedele Confalonieri
		Pier Silvio Berlusconi
		Giuliano Adreani
		Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*)
		Alfredo Messina
		Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman)*
		Paolo Andrea Colombo
		Attilio Ventura
Governance Committee		Attilio Ventura *(Chairman)*
		Paolo Andrea Colombo
		Luigi Fausti
Board of Statutory Auditors	**Chairman**	Alberto Giussani
	Acting Auditors	Francesco Vittadini
		Silvio Bianchi Martini
	Substitute Auditors	Mario D'Onofrio
		Antonio Marchesi
Independent Auditors		Reconta Ernst & Young S.p.A.

Mediaset Group: Financial Highlights

Main Income Statement Data

Year 2007			1st half 2008		1st half 2007	
mio €	%		mio €	%	mio €	%
4,082.1	100%	Total net Revenues	2,272.1	100%	2,077.0	100%
3,002.1	73.5%	Italy	1,709.6	75.2%	1,505.8	72.5%
1,081.6	26.5%	Spain	563.0	24.8%	571.9	27.5%
1,149.0	100%	Operating Profit	644.3	100%	699.9	100%
663.8	57.8%	Italy	357.1	55.4%	407.0	58.2%
485.2	42.2%	Spain	287.2	44.6%	293.0	41.9%
1,149.0	28.1%	Group Operating Profit (EBIT)	644.3	28.4%	699.9	33.7%
1,095.5	26.8%	Profit before Tax and Minority Interest	583.9	25.7%	681.9	32.8%
506.8	12.4%	Group Net Profit	350.0	15.4%	340.8	16.4%

Main Balance Sheet and Financial Data

31st December 2007		30th June 2008	30th June 2007
mio €		mio €	mio €
4,067.2	Net Invested Capital	4,216.0	3,498.2
2,858.4	Total Net Shareholders' Equity	2,674.0	2,737.4
2,557.7	Net Group shareholders' Equity	2,425.2	2,488.7
300.7	Minorities Shareholders' Equity	248.8	248.7
(1,208.8)	Net Financial Position	(1,542.0)	(760.8)
1,730.7	Operating Cash Flow	969.6	896.0
953.2	Investiments	973.7	394.4
488.8	Dividens paid by the Parent Company	488.7	488.7
155.9	Dividens paid by Subsidiares	155.8	155.9

Personnel

Year 2007			1st half 2008		1st half 2007	
	%			%		%
6,306	100.0%	Mediaset Group Personnel (headcount)	6,239	100.0%	5,774	100.0%
5,112	81.1%	Italy	5,053	81.0%	4,572	79.2%
1,194	18.9%	Spain	1,186	19.0%	1,202	20.8%
6,260	100.0%	Mediaset Group Personnel (average)	6,186	100.0%	5,802	100.0%
5,065	80.9%	Italy	4,995	80.7%	4,611	79.5%
1,195	19.1%	Spain	1,191	19.3%	1,191	20.5%

Main Indicators

Year 2007		1st half 2008	1st half 2007
28.1%	Operating Profit/Net Revenues	28.4%	33.7%
22.1%	Italy	20.9%	27.0%
44.9%	Spain	51.0%	51.2%
28.1%	EBIT/Net Revenues	28.4%	33.7%
26.8%	Pre-Tax and Minority Interest/Net Revenues	25.7%	32.8%
12.4%	Net Profit/Net Revenues	15.4%	16.4%
0.45	Consolidated Net Profit per Share (EUR)	0.31	0.30
0.43	Divedend per Share (EUR)	0.31	0.30

INTRODUCTION

These Financial Statements include the Half-Year Report on Operations, the Group's Consolidated Summary Half-Year Financial Statements and the Statement envisaged by Art. 154-bis of Italian Law Decree No. 58/98.

The Group's consolidated half-year report on operations were drafted in compliance with Art. 154-ter of Italian Law Decree 58/1998, while the half-year financial statements have been prepared in accordance with the International Accounting Principles (IAS/IFRS) applicable pursuant to EC Regulation No. 1606/2002 of the European Parliament and Council of 19 July 2002 and, specifically, IAS 34 – *Interim Financial Statements*, as well as the provisions established for the application of Art. 9 of Italian Law Decree n.38/2005.

The structure and content of the re-classified Group's consolidated accounting tables and the mandatory accounting tables included in this Half-Year Report are in line with those established for the drafting of the Annual Report, while the relevant Explanatory Notes were drafted in compliance with the minimum requirements provided for in *IAS 34 – Interim Financial Statements*, taking also the provisions set out in Consob Resolution No. 6064293 of 28 July 2006 into account. The information included in this Half-Year Report is therefore not comparable with that provided in the annual financial statements drafted pursuant to IAS 1.

REPORT ON OPERATIONS AS AT 30 JUNE 2008

Summary of the Group's results

Here follows a summary of the main results achieved by the Mediaset Group as at 30 June 2008 compared to the figures in the same period of 2007:

- ***Consolidated net revenues*** amounted to EUR **2,272.1 million**, showing a **9.4%** increase;
- ***EBIT*** equalled EUR ***644.3 million*** compared to EUR 699.9 million in the same period of the previous year, a period in which non recurring income totalled EUR 23 million deriving from the re-calculation of employee termination benefits as at 31 December 2006, according to the international accounting standards after the regulatory modifications applied by the competent authority in Italy starting from the previous year. On uniform bases, the change in EBIT was mainly due to a lower result achieved by Mediaset Premium activities, which, compared to the same period in the previous year and though showing a significant increase in revenues, were affected by higher costs correlated to the enhancement and extension of the film offering resolved upon at the beginning of the fiscal year and by rights relative to the 2007/2008 football season payable starting from the second part of 2007. ***Operating profitability*** amounted to **28.4%** against 33.7% reached in the same period in 2007;
- ***Earnings before tax and minority interests*** equalled EUR ***583.9 million*** against EUR ***681.9*** million as at 30 June 2007. The impact on this item derived from financial charges resulting from higher Group's consolidated net debt as a result of the acquisitions made during the second part of 2007 and charges correlated to the consolidation according to the equity method of the shareholding held in Edam Acquisition I Coöperatief BV, mainly ascribable to

intangible assets amortisation upon *Purchase price allocation (PPA)* following to the acquisition of the controlling stake in Endemol Group by the company;

- ***Net profit pertaining to Group operations*** increased to EUR ***350.0 million*** from EUR 340.8 million registered as at 30 June 2007, due to the significant reduction in the tax rates in the period and lower tax rates enforced starting from 2008 both in Italy and in Spain and the net effect deriving from the use of deferred tax liabilities and the implementation of the withholding tax following to the adherence of Mediaset S.p.A. and its Italian subsidiaries to the optional tax redemption regime applicable to some categories of assets, introduced in Italy by the 2008 Budget Law.
- ***Group's consolidated net financial position*** rose from EUR -1,208.8 million as at 31 December 2007 to EUR ***-1,542.0 million*** as at 30 June 2008. In the first six months of 2008, **Free cash flow**, gross of changes related to dividends, investments or divestments of equity and treasury shares, amounted to EUR ***473.6 million,*** up EUR 451.7 million compared to the same period in the previous year.

Analysis of results by geographical segments: Italy

- In the first half of 2008 ***consolidated net revenues*** from Group's activities in Italy reached EUR ***1,709.6 million,*** showing a 13.5% increase over the same period of the previous year. On uniform bases, excluding the contribution to growth deriving from the changes in the consolidation area starting from the second half of 2007, as a result of the acquisition of Medusa Film and, in the second quarter of 2008, the acquisition of the controlling stake in TaoDue, consolidated net revenues increased by 8.6% in the first half of 2008.
- ***EBIT*** from Group's operations in Italy equalled EUR ***357.1 million,*** against EUR 407.0 million as at 30 June 2007. ***Operating profitability*** accounted for ***20.9%*** against ***27.0%*** in 2007.
- ***Gross advertising sales on Mediaset networks*** reached EUR ***1,555.5 million*** at the end of the first half of 2008, up ***2.2%*** compared to the same period in the previous year. This result was achieved despite the still difficult general economic situation, thanks to the excellent trend of revenues posted in the first five months of 2008, after which growth stabilized at 3%, in line with the increase already attained in the first three months of the year. Advertising sales in June slowed down, as expected, as a result of the broadcasting of the European Football Cup on the RAI networks. The result achieved by Publitalia opposed the current trend of the television advertising market, which, based on Nielsen data, in the first five months of the year, excluding the contribution provided by Publitalia, posted a negative performance (-1.4%). The advertising investment trend on the Mediaset networks during the first half of 2008 showed a significant growth in all product categories and, in particular, in the sector of telecommunications; a good performance was also recorded for the food sector (excluding beverages), against the sharply dropping trend in all other media.
- ***Total TV costs*** only slightly rose in the period by +2.1%, in line with the expected trend on an annual basis.
- With regard to ***"Mediaset Premium"*** *pay per view* operations in the first half of 2008, revenues from the sale of prepaid and scratch cards totalled EUR 59.3 million, sharply up against EUR 36.2 million recorded in the same period of the previous year. In the period under investigation, as a result of the launch of the new Premium Gallery film offering in the month of January, approximately 571,000 prepaid cards were sold compared to 325,000 sold in the same period of the previous year. As at 30 June 2008, the total number of cards equalled 2.6 million against approximately 2.1 million in circulation as at 31 December 2007.

In the first six months of 2008, ***total audience share*** in the 24 hours in Italy recorded around 9 million 561 thousand TV viewers, a 2.8% increase against the same period in 2007.

From a social-demographic standpoint, this growth is cross-sectional to all age brackets (children +2%, men +2.7%, women +3.1%, over 35 +3.8%; 15-64 +2,6%) except for the commercial target group aged 15/34 which dropped by 1%.

Mediaset networks closed the first six months of 2008 recording a Full Day and Prime Time share of 40% and a Day Time share of 39.9%. Worth noting is the third position of Italia 1 in

the 24-hours and in Day Time and the 0.5% growth of Rete 4 in Prime Time. Canale 5, instead, dropped by 0.2% in the 24-hours and in Day Time and by 0.5% in Prime Time.

With specific reference to Prime Time, the trend for the first part of 2008 was mainly impacted by the European Football Cup broadcast on the RAI networks, net of which Mediaset would have earned 1 percentage point in Prime Time, which would mainly go in favour of Canale 5 with +0.6 and 0.4 in the 24 hours.

Below is a detailed summary of the results achieved by each single network in the period under investigation, taking the impact of the European Football Cup into account:

(Source: Auditel)

Share individuals - 1st half 2008	24 hours	Prime Time	Day Time 7:00-2:00
	20.9%	21.1%	20.7%
	10.6%	10.1%	10.8%
	8.5%	8.8%	8.4%
MEDIASET	**40.0%**	**40.0%**	**39.9%**

With regard to the commercial target group aged 15-64, Mediaset confirmed its leadership position in all three time windows, as well as the first and third position of Canale5 and Italia1. In particular, in Prime Time, excluding the dates in which the matches of the European Football Cup were broadcast, the advantage of the Mediaset networks over RAI increased from 1.8 to 4.4 points of audience share.

(Source: Auditel)


1st HALF 2008
% SHARE COMMERCIAL TARGET 15-64 years
42.6
36.9
42.7
36.3
42.2
40.4
43.3
38.9
24 hours
Day Time
Prime Time
Prime Time (except Europei)
Mediaset
RAI

In the spring guarantee period (from 13/01 to 31/05 with the exclusion of the week of the Sanremo Music Festival), Mediaset recorded ratings of 40.8% in the 24-hours, 40.5% in Day Time and 41.2% in Prime Time. Worth noting is the third ranking of Italia 1 in all three time windows and the growth of Rete4 in Prime Time (+0.5 against the same period in 2007), while Canale 5 slightly dropped (-0.1% in audience share in the 24-hours and in Day time and -0.4 in Prime Time).

In the same period, as is shown in the table below, Mediaset confirmed its leading position in all the three time windows for the 15-64 aged target group, leaving RAI further behind.

(Source: Auditel)


GUARANTEE PERIOD: SPRING 2008
% SHARE COMMERCIAL TARGET 15-64 years
(Except Sanremo)
43.4
36.2
43.3
35.8
43.7
38.5
24 hours
Day Time
Prime Time
Mediaset
RAI

Below is a table summarising the hours of broadcasting broken down by each single Mediaset network in the first half of 2008.

Mediaset Networks - Broadcasted programmes - Ist half 2008

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	200	4.6%	558	12.8%	969	22.2%	1,727	13.2%
Tv Movie	222	5.1%	159	3.6%	164	3.8%	545	4.2%
Mini-series	85	1.9%	14	0.3%	100	2.3%	199	1.5%
Telefilm	344	7.9%	787	18.0%	1,133	25.9%	2,264	17.3%
Tv Romance	16	0.4%	-	0.0%	2	0.0%	18	0.1%
Sit-com	52	1.2%	597	13.7%	40	0.9%	689	5.3%
Soap	150	3.4%	-	0.0%	400	9.2%	550	4.2%
Telenovelas	-	0.0%	-	0.0%	197	4.5%	197	1.5%
Cartoons	-	0.0%	746	17.1%	-	0.0%	746	5.7%
Total TV Rights	**1,069**	**24.5%**	**2,861**	**65.5%**	**3,005**	**68.8%**	**6,935**	**52.9%**
News	820	18.8%	473	10.8%	409	9.4%	1,702	13.0%
Informatives programmes	548	12.5%	107	2.4%	166	3.8%	821	6.3%
Sport	-	0.0%	169	3.9%	-	0.0%	169	1.3%
Events	3	0.1%	101	2.3%	11	0.3%	115	0.9%
Entertainment	1,692	38.7%	466	10.7%	392	9.0%	2,550	19.5%
Culture	41	0.9%	10	0.2%	121	2.8%	172	1.3%
Teleshopping	195	4.5%	181	4.1%	264	6.0%	640	4.9%
Total in-house productions	**3,299**	**75.5%**	**1,507**	**34.5%**	**1,363**	**31.2%**	**6,169**	**47.1%**
Total	**4,368**	**100.0%**	**4,368**	**100.0%**	**4,368**	**100.0%**	**13,104**	**100.0%**

Analysis of results by geographical segments: Spain

- In the first half of 2008 the ***consolidated net revenues of the Telecinco Group*** reached EUR ***563.0 million,*** slightly dropping by -1.6% against the same period in the previous year.
- ***Television advertising sales*** equalled EUR ***536.4 million,*** showing a -2.5% reduction against the same period in 2007. The reduction in advertising sales recorded in the months of May and June was mainly due to the persistent negative economic situation in Spain, which, after the impact of the international financial crisis in 2007, is currently extending its effects from the Spanish real estate market to all the other main industries, thus triggering off a sharp slowdown in economy (GDP in Spain rose only 0.3% in the first quarter of 2008), increased inflation (5.1% on a Y/Y basis calculated as at June) and with consequences also on the employment rate (10% in May). In such context, according to Infoadex data, the television advertising market suffered a -4.1% reduction, while advertising investments in non television media (press and cinema), which had already suffered considerable reductions in the first quarter, recorded an overall -12% drop in the two-month period of May and June. As a result, the consolidated leadership of the Telecinco Group in terms of audience share combined with an accurate commercial strategy for the sale of advertising slots, enabled Publiespana to attain a definitely better result compared to market expectations, with a subsequent increase in its share of television advertising sales from 30.9% as at the end of 2007 to 31.4% as at 30 June 2008.
- In the same period, following to the implementation of a strict cost control policy, which enabled the Group to cut costs by approximately 1% against the same period in the previous year, ***EBIT*** equalled EUR ***287.2 million,*** only slightly lower than EUR ***293.0 million*** of the same period in the previous year, maintaining ***operating profitability*** in line with the extraordinary level of 51% achieved in the first part of 2007, confirming Telecinco one of Europe's top broadcasters in terms of profitability.

At the end of the first six months of the fiscal year, Telecinco confirmed its leadership in terms of audience share with a 19.1% audience share in the 24-hours, coming in ahead of its main competitors, TVE-1 (which replaced Antena 3 as second most watched TV network) and Antena 3, by 2.6% and 3.0%, respectively, despite the broadcasting of the European Football Cup by some TV competitors, which reached its peak with the victory of the Spanish national football team.

(Source: Sofres)

Share 1st half 2008	Individuals	Commercial target
24 hours	19.1%	20.8%
Prime Time (from 20:30 to 24:00)	20.5%	22.4%
Day Time	18.4%	20.0%

In ***Prime Time***, Telecinco recorded an average 20.5% audience share outperforming Antena 3 by 4.7 and TVE 1 by 5 %.

As far as the ***commercial target*** is concerned, Telecinco strengthened its historic leadership both in the Full Day with a 20.8% audience share, coming in ahead of Antena 3 by 4.5% (16.3%) and TVE 1 by 7.9% (12.9%), and in Prime Time with a 22.4% audience share, outdistancing Antena 3 by 6.5% (15.9%) and TVE 1 by 10.0 % (12.4%).

What mostly contributed to the attainment of such results was a clearly recognisable programme scheduling, characterised by dramas, both Spanish and foreign, self-produced programmes (representing more than 86% of the entire programme scheduling) and Formula 1.

The table below summarises Telecinco's programme scheduling in the first six months of 2008, including comparables relative to the same period in the previous year. Self evident is the increased and prominent incidence of self-produced programmes.

Telecinco Broadcasted contents (hours)	**1st half 2008**		**1st half 2007**		**Changes**	
Film	229	5.2%	235	5.4%	(6)	-2.6%
TV Movies, Mini-series e Telefilm	215	4.9%	284	6.5%	(69)	-24.3%
Cartoons	129	3.0%	135	3.1%	(6)	-4.4%
Total TV Rights	**573**	**13.1%**	**654**	**15.1%**	**(81)**	**-12.4%**
Quiz-game-show	782	17.9%	398	9.2%	384	96.5%
Sport	94	2.2%	89	2.0%	5	5.6%
Documentaries and others	1,452	33.2%	1,762	40.6%	(310)	-17.6%
News	909	20.8%	966	22.2%	(57)	-5.9%
Fiction	519	11.9%	433	10.0%	86	19.9%
Others	38	0.9%	41	1.0%	(3)	-7.3%
Total in-house productions	**3,795**	**86.9%**	**3,690**	**84.9%**	**105**	**2.8%**
Total	**4,368**	**100.0%**	**4,344**	**100.0%**	**24**	**0.6%**

Significant events in the period

On **18 January 2008**, a new **Mediaset Premium**'s pay TV offer was launched under the *Premium Gallery* brand, extending, consistently with the editorial policy undertaken in 2007, the television offer to include other genres and content in addition to football through the stipulation of agreements with Warner and Universal for the acquisition of the exclusive free and pay rights on all the platforms. Premium Gallery will offer the best films and TV series with a gallery of content revolving around three universes: Joi, Mya and Steel. Joi, for the entire family, will be dedicated to blockbuster films and the most popular TV series. Mya will mainly refer to a female target and Steel, produced by NBC Universal, will broadcast content designed for young male viewers.

In the first months of 2008, RTI SPA exercised its **option rights** regarding the purchase of the multi-platform encrypted rights of the "Serie A" home matches of Juventus, Milan, Inter, Rome, Lazio, Turin and Chievo for the 2009/2010 season. Such operations booked EUR 442 million under intangible assets, without any economic or financial impact on the present fiscal year. However, it should be noted that the exploitation of those tv rights for satellite platforms will be subjected to a selling procedure during the second half. Mediaset reserves to valuate any possibility for exploiting and/or selling to third parties of such rights on platforms other than digital terrestrial television.

On **19 February 2008**, **Gestevision Telecinco** completed the acquisition of a 35.08% stake of Pegaso Television INC., a company owning 83.34% of Caribevision TV Network LLC, for a consideration equal to EUR 21.5 million. Caribevision TV Network LLC is a newly established television network broadcasting in New York, Miami and Porto Rico and dedicated to Spanish-speaking people.

On **28 March 2008**, Mediaset Investment Sarl stipulated a series of agreements with the China Global Media Group, owner of the free-to-air sports channel called China Sport Network, which is currently on the air in 7 provinces of the People's Republic of China, with a coverage of approximately 400 million people. Based on such agreements, Mediaset Investment underwrote a reserved capital increase of **Sportsnet Media Limited** for a consideration equal to USD 36.0 million, corresponding to approximately EUR 22.8 million, through the non-cash investment of Publiasia Limited and New Century Advertising Co. Ltd and the payment of USD 16.5 million. These amounts were invested in order to further develop the activities of the afore mentioned television channel. Based on the values recognised by the shareholders to the contributed assets, Mediaset and the China Global Media CO. Ltd. chinese business partner own 49% and 51% of such company, respectively.

In the context of the stipulated agreements, Mediaset is committed to recognising a price adjustment for the stake acquired up to a maximum of USD 14 million. Such price adjustment is subordinated to the attainment, by the company, of pre-established financial results, linked to the trend of advertising sales for the CSPN channel in the next two fiscal years.

New Century Advertising, a company established in Beijing in 2007 by Mediaset Group in the form of a WFOE (Wholly Foreign Owned Enterprise), in the context of the agreements stipulated with China Global Media Group, is responsible for the management of the activities regarding advertising sales, purchase of rights and production of television programmes for the free-to-air sports channel CSPN.

As at 30 June 2008, the Group's consolidated statement of income shows a loss of approximately EUR 4 million reflecting the result of the afore mentioned equity investment in correlation to the start-up stage of the previously described television activities.

On **28 April 2008,** based on the agreements stipulated on 29 November 2007, MedDue S.r.l., a company established at the end of 2007 and fully owned by RTI S.p.A., acquired 53.75% of the stake in Taodure S.r.l., a leading company in the production of quality TV dramas founded by Pietro Valsecchi and Camilla Nesbitt, for a consideration equal to EUR 107.5 million. The effects on the balance sheet and income statement of such operation as at 30 June 2008, are shown under note 11 of the Summary Half-Year Report. When all the envisaged corporate operations are completed, in the second part of the fiscal year, MedDue will own 100% of Medusa Film (currently fully owned by RTI S.p.A.) and TaoDue and shall be owned by RTI at 75% and by the current shareholders of TaoDue at 25%.

In view of such operations, on 26 March 2008, Medusa Film S.p.A. transferred its 100% shareholding held in Medusa Cinema, Medusa Multicinema and Medusa Video S.p.A. to its holding RTI S.p.A..

On **21 May 2008** Mediaset stipulated an agreement for the acquisition of a 25% equity interest in **Nessma Tv**, a satellite channel based in Tunis and launched by the Karoui&Karoui World Group in the spring of 2007. The channel is mainly watched in the North of Africa: Algeria, Libya, Morocco and Tunisia, a homogenous market in terms of language, culture, geography and currently experiencing a remarkable growth both in economic and demographic terms. Maghreb has, in fact, a population of 80 million people aged 25 on average. Nessma Tv already reaches over 7.5 million households and is the first ranking entertainment channel specifically devoted to the Mediterrenean Arab universe. Its programme scheduling is international, comprising films, TV dramas, musical videoclips and relevant formats like Star Accademy, produced by Endemol, broadcast during the last season. Nessma Tv will soon be broadcast via satellite also in the Mediterranean region of Europe, where the Maghrebi population exceeds 10 million people. Publieurope, the European sales house specializing in advertising belonging to the Mediaset Group, will manage advertising sales under exclusive rights conditions for Nessma Tv in Europe. Based on the agreements, Nessma TV capital will be broken down as follows: 50% Karoui&Karoui World, 25% Mediaset Group and 25% Quinta Communication.

On **23 June 2008**, Mediaset S.p.A.'s Board of Directors resolved upon the adherence, by Mediaset S.p.A. and its Italian subsidiaries, to the optional extra-accounting deduction redemption regime envisaged by Art. 1, par. 48, of the 2008 Budget Law, No. 244 of 24 December 2007. Such provision annulled the discipline concerning extra-accounting deductions, which envisaged the possibility of operating higher amortisation and depreciation only for tax purposes and will, instead, include the possibility of recovering a correspondence between the amounts in excess between the tax and the economic amounts of some categories of assets owned by the entity as at 31 December 2007, by subjecting them to a progressive withholding tax (ranging between 12% and16%), determining the deductibility of such tax amortisation already deducted from 2004 to 2007 in the subsequent years. Mediaset's adherence to such optional regime booked net revenues for EUR 53.5 million under the Group's consolidated income statement as at 30 June 2008, following to the allocation of a withholding tax provision for EUR 54 million (to be paid in three annual instalments within the terms established for the payment of the balance amounts due for taxes for the 2007-2008 and 2009 fiscal years according to the following rates: 30%, 40%, 30%) and the discharge of deferred tax liabilities entered in the corporate financial statements as at 31 December 2007 and recognition of revenues equal to EUR 107.5 million in income statement as at 30 June 2008.

Analysis of results by geographical areas and segments

The analysis of the consolidated income statement, balance sheet and the cash flow statement was performed – in accordance with the provisions established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical areas, Italy and Spain, considered as "primary segments" and by supplying the most important highlights required by areas of operation, identified as "secondary segments".

The form and content of the income statement, the balance sheet and the cash flow statement detailed here below correspond to those presented in the relevant Report on Operations of the Group's Consolidated Financial Statements, reclassified with respect to those included in subsequent financial statements, in order to highlight some interim results and the balance sheet and financial aggregations, which are deemed as most significant to understanding the operating performance of the Group and of the individual Business Units. Though not envisaged by EU GAAP, the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements are supplied in accordance with the provisions set out in CONSOB Communication 6064293 of 28 July 2006 and in CESR Recommendation of 3 November 2005 (CESR/o5-178b), regarding alternative performance indicators ("Non GAAP Measures").

Financial information and income statement data are provided with reference to the first half and the second quarter of 2008; balance sheet data are supplied with reference to the period as at 30 June 2008 and 31 December 2007.

Economic results

The consolidated income statement below specifies interim results regarding *EBITDA*, *EBIT from ordinary operations* and *EBIT*.

EBITDA represents the difference between *Consolidated net revenues* and *operating costs* gross of non-monetary costs relating to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets.

The *EBIT from ordinary operations* is obtained by deducting non-monetary costs related to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets from EBITDA.

EBIT is obtained by taking into consideration *EBIT from ordinary operations*, the revenue and cost components which are generated by the disposal of consolidated equity investments that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent.

In the income statement relative to the first part of 2007, revenues booked in as a result of the re-calculation of employee termination benefits as at 31 December 2007 were recognised to reduce *Personnel Expenses* and their non recurring nature was underlined.

It should finally be noted that the valuation according to the equity method of the equity investment in Edam was included in the analysis by geographical segments in the income statement regarding Spain as a result of the fact that such shareholding is owned by Mediacinco Cartera, a company fully consolidated by Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement	1st Half 2008	1st Half 2007	2nd Quarter 2008	2nd Quarter 2007
Total consolidated net revenues	**2,272.1**	**2,077.0**	**1,173.2**	**1,112.1**
Personnel expenses	263.8	217.5	135.9	101.6
of which non recurring revenues		(23.0)		(23.0)
Purchases, services, other costs	817.9	712.2	391.9	343.0
Operating costs	**1,081.8**	**929.8**	**527.8**	**444.6**
EBITDA	**1,190.3**	**1,147.2**	**645.4**	**667.4**
TV rights amortisations	478.3	383.9	220.7	191.7
Others amortisations and depreciations	67.6	63.4	36.1	31.6
Amortisations and depreciations	**546.0**	**447.3**	**256.9**	**223.3**
Operating profit	**644.3**	**699.9**	**388.5**	**444.2**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**644.3**	**699.9**	**388.5**	**444.2**
Financial income/(losses)	(36.3)	(19.5)	(19.7)	(10.6)
Income/(expenses) from equity investments	(24.1)	1.5	(15.9)	0.7
EBT	**583.9**	**681.9**	**352.8**	**434.3**
Income taxes	(134.5)	(235.7)	(64.6)	(155.6)
Net profit from continuing operations	**449.4**	**446.2**	**288.2**	**278.7**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(99.4)	(105.4)	(59.1)	(62.5)
Mediaset Group net profit	**350.0**	**340.8**	**229.1**	**216.2**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	1st Half 2008	1st Half 2007	2nd Quarter 2008	2nd Quarter 2007
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	47.6%	44.8%	45.0%	40.0%
EBITDA	52.4%	55.2%	55.0%	60.0%
Amortisation, depreciation and write-downs	21.1%	18.5%	18.8%	17.2%
Operating profit	**28.4%**	**33.7%**	**33.1%**	**39.9%**
EBIT	**28.4%**	**33.7%**	**33.1%**	**39.9%**
EBT	**25.7%**	**32.8%**	**30.1%**	**39.1%**
Mediaset Group net profit	**15.4%**	**16.4%**	**19.5%**	**19.4%**
Tax rate (EBT %)	23.0%	34.6%	18.3%	35.8%

Analysis of results by geographical segments: Italy

Here follows the summary of the Income Statement of the Mediaset Group, in relation to Italian operations:

(amounts in EUR millions)

Italy: Income statement	1st Half		2nd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**1,709.6**	**1,505.8**	**859.1**	**791.6**
Personnel expenses	221.2	177.9	114.0	81.7
of which non recurring revenues		*(23.0)*		*(23.0)*
Purchases, services, other costs	654.2	555.6	303.0	256.8
Operating costs	**875.4**	**733.5**	**417.1**	**338.4**
EBITDA	**834.2**	**772.3**	**442.0**	**453.2**
TV rights amortisations	413.2	304.4	188.1	153.5
Others amortisations and depreciations	63.8	61.0	34.6	30.4
Amortisations and depreciations	477.1	365.3	222.7	183.9
Operating profit	**357.1**	**407.0**	**219.3**	**269.3**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**357.1**	**407.0**	**219.3**	**269.3**
Financial income/(losses)	(36.0)	(27.3)	(18.8)	(14.3)
Income/(expenses) from equity investments	(3.5)	0.3	(3.6)	(0.1)
EBT	**317.7**	**379.9**	**196.9**	**254.9**
Income taxes	(60.5)	(144.9)	(20.4)	(101.2)
Net profit from continuing operations	**257.2**	**235.1**	**176.5**	**153.6**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(1.9)	(0.4)	(1.7)	(0.1)
Mediaset Group net profit	**255.3**	**234.7**	**174.8**	**153.5**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant income statement items.

	1st Half		2nd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	51.2%	48.7%	48.6%	42.7%
EBITDA	48.8%	51.3%	51.5%	57.2%
Amortisation, depreciation and write-downs	24.2%	20.2%	21.9%	19.4%
Operating profit	**20.9%**	**27.0%**	**25.5%**	**34.0%**
EBIT	**20.9%**	**27.0%**	**25.5%**	**34.0%**
EBT	**18.6%**	**25.2%**	**22.9%**	**32.2%**
Mediaset Group net profit	**14.9%**	**15.6%**	**20.3%**	**19.4%**
Tax rate (EBT %)	19.0%	38.1%	10.4%	39.7%

Here below is a description of the contribution to EBIT of Italian operations in the ***areas of operation*** that have been identified in accordance to IAS 14, considering their importance and different operating and/or internal markets of reference for the two periods subject to comparison.

The areas of operations identified are:

- ***Free to Air commercial television***: the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast in analogue mode and the operations linked to non-encrypted own channels broadcast in digital terrestrial technology;
- ***Pay per View,*** television operations, relating to the supply of pay television events and programmes identified with the *Mediaset Premium* brand;
- ***Network Operator***, these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own channels and digital terrestrial broadcasting platforms (multiplex), including the network

open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;

- ***Other operations,*** ancillary to the main ones (the Internet, teletext, service selling and content providing to mobile telephone companies, non television advertising licences, teleshopping, publishing activities and merchandising). Starting from the previous fiscal year, these areas of operation include activities regarding *movie product distribution and management* of movie theatres belonging to the Medusa Group and, starting from 28 April, also the activities for the production and sale of movies, miniseries and television dramas produced by TaoDue Srl and Nova Films Srl.

Revenues	1st Half			2nd Quarter		
for business segments breakdown	2008	2007	%	2008	2007	%
Free-to-air tv	1,357.4	1,334.2	*1.7%*	707.2	703.8	*0.5%*
Network Operator	103.4	88.5	*16.8%*	53.4	46.1	*15.8%*
Pay Per View	185.8	92.5	*100.9%*	77.0	47.2	*63.1%*
Other	193.5	46.6	*n.s.*	87.5	22.1	*n.s.*
Intracompany Eliminations and Adjustments	(130.6)	(56.0)	*-133.2%*	(66.2)	(27.6)	*-139.9%*
Total	**1,709.6**	**1,505.8**	***13.5%***	**859.1**	**791.6**	***8.5%***

Operating profit	1st Half			2nd Quarter		
for business segments breakdown	2008	2007	%	2008	2007	%
Free-to-air tv	391.0	409.5	*-4.5%*	229.9	268.2	*-14.3%*
Network Operator	4.1	1.9	*115.8%*	2.0	2.5	*-20.0%*
Pay Per View	(35.6)	2.6	*n.s.*	(6.6)	2.5	*n.s.*
Other	14.4	(7.0)	*n.s.*	2.0	(4.1)	*148.8%*
Intracompany Eliminations and Adjustments	(16.8)	-	*n.s.*	(8.1)	-	*n.s.*
Total	**357.1**	**407.0**	***-12.3%***	**219.2**	**269.2**	***-18.6%***

The analysis below includes the financial comments by single area of operation.

It should be noted that item *Inter-segment revenues and costs* include revenues deriving from the transfer of activities and enhancement of services rendered between the various business units. Specifically:

- *Inter-segment revenues* from the Network Operator segment refer to the use of the analogue broadcasting network by non-encrypted channels (commercial free to air television) and the broadcasting capacity of digital multiplexes utilised to broadcast Mediaset Premium and non-encrypted channels broadcasted in digital terrestrial technology;
- *Inter-segment revenues* from "Other business units" refer to the distribution activity of television rights in relation to the sale of *free to air* or *pay per view* rights and in-house production of films and television dramas.
- *Inter-segment operating costs* of the *Free to Air* television business unit relate to the use of the broadcasting network and are shown net of the valuation for the exploitation of publishing content, technical services and facilities by other Business Units.

	1st Half			2nd Quarter		
Free to Air tv	**2008**	**2007**	**Changes %**	**2008**	**2007**	**Changes %**
Mediaset Networks gross advertising revenues	1,555.5	1,522.6	2.2%	813.4	802.2	1.4%
Digital Networks gross revenues	3.2	1.3	146.2%	1.2	0.4	200.0%
Other television revenues	30.6	37.0	-17.3%	14.0	20.7	-32.4%
Agency discounts	(231.9)	(226.7)	-2.3%	(121.4)	(119.5)	-1.6%
Total Revenues	**1,357.4**	**1,334.2**	**1.7%**	**707.2**	**703.8**	**0.5%**
Personnel, purchases, services, other costs	(605.5)	(573.6)	-5.6%	(294.4)	(257.3)	-14.4%
Inter-segment operating costs	(38.0)	(34.3)	-10.8%	(20.7)	(18.9)	-9.5%
Total operating costs	**(643.5)**	**(607.9)**	**-5.9%**	**(315.1)**	**(276.2)**	**-14.1%**
EBITDA	**713.9**	**726.3**	**-1.7%**	**392.1**	**427.6**	**-8.3%**
TV rights amortisations	(297.3)	(289.6)	-2.6%	(147.7)	(146.8)	-0.6%
Others amortisations and depreciations	(25.7)	(27.2)	5.6%	(14.5)	(12.5)	-15.5%
Amortisations and depreciations	**(322.9)**	**(316.8)**	**-1.9%**	**(162.1)**	**(159.3)**	**-1.8%**
Operating Profit	**391.0**	**409.5**	**-4.5%**	**229.9**	**268.2**	**-14.3%**

Net of non recurring revenues equal to EUR 21.6 million booked in the first half of 2007, the operating result from commercial *Free to Air* television posted a positive trend compared to the previous year, thanks to increased gross **revenues from advertising sales** relative to the **Mediaset networks** and the overall limited increase in costs. The cost trend reflects the increased incidence of self-produced programmes reflecting a reduction in amortisation and depreciation of television rights. In the half year under investigation hours produced totalled 3,708 (+1.6% compared to the same period of last year).

Network Operator	1st Half 2008	1st Half 2007	Changes %	2nd Quarter 2008	2nd Quarter 2007	Changes %
Revenues towards third parties	41.0	32.5	26.2%	21.3	18.5	15.1%
Inter-segment revenues	62.4	56.0	11.4%	32.1	27.6	16.3%
Total Revenues	**103.4**	**88.5**	**16.8%**	**53.4**	**46.1**	**15.8%**
Personnel, purchases, services, other costs	(67.7)	(57.2)	-18.4%	(35.2)	(28.5)	-23.5%
Total operating costs	**(67.7)**	**(57.2)**	**-18.4%**	**(35.2)**	**(28.5)**	**-23.5%**
EBITDA	**35.7**	**31.3**	**14.1%**	**18.2**	**17.6**	**3.4%**
TV rights amortisations	-	-	n.s.	-	-	n.s.
Others amortisations and depreciations	(31.6)	(29.4)	-7.5%	(16.2)	(15.1)	-7.3%
Amortisations and depreciations	**(31.6)**	**(29.4)**	**-7.5%**	**(16.2)**	**(15.1)**	**-7.3%**
Operating Profit	**4.1**	**1.9**	**115.8%**	**2.0**	**2.5**	**-20.0%**

The growth in revenues from ***Network operator*** activities was mainly due to higher revenues received as a result of an increased use of the broadcasting capacity of digital networks.

Pay per view	1st Half 2008	1st Half 2007	Changes %	2nd Quarter 2008	2nd Quarter 2007	Changes %
Total Revenues	**185.8**	**92.5**	**100.9%**	**77.0**	**47.2**	**63.1%**
Personnel, purchases, services, other costs	(85.5)	(55.2)	-54.9%	(31.1)	(29.7)	-4.7%
Inter-segment operating costs	(20.8)	(19.0)	-9.5%	(9.6)	(7.4)	-29.7%
Total operating costs	**(106.3)**	**(74.2)**	**-43.3%**	**(40.7)**	**(37.1)**	**-9.7%**
EBITDA	**79.5**	**18.3**	**n.s.**	**36.3**	**10.1**	**n.s.**
TV rights amortisations	(113.7)	(14.8)	n.s.	(41.8)	(7.4)	n.s.
Others amortisations and depreciations	(1.3)	(1.0)	-30.0%	(1.0)	(0.3)	n.s.
Amortisations and depreciations	**(115.0)**	**(15.8)**	**n.s.**	**(42.8)**	**(7.7)**	**n.s.**
Operating Profit	**(35.6)**	**2.6**	**n.s.**	**(6.6)**	**2.5**	**n.s.**

As far as ***Pay per View*** television operations are concerned, in the first half of 2008, approximately 600,000 new prepaid cards were sold and approximately 2.9 million scratch cards. The revenues generated from the sale of prepaid and scratch cards were equal to EUR 80.4 million, sharply up compared to EUR 66.3 million recorded in the same period of 2007. It should be noted that the amounts generated by the sale of prepaid and scratch cards by card re-sellers (and similarly industrial and distribution costs) were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period, the revenues from this area of operation also included revenues – for the quota pertaining to the period being analysed – totalling EUR 100.6 million (EUR 22.5 million in the same period of the previous year) relating to the sale of encrypted television exploitation rights to other platforms. The operating result for such segment reflects the implementation of a cost policy that, vis-à-vis the same period in the previous year, shows the incidence, starting from the second half of 2007, of the contracts relative to the 2007-2009 football seasons, which included a substantial increase in the costs for the purchase of the rights and the development of the programme scheduling of the three networks which enriched, starting from last January 2008, the film offering provided by the *Premium Gallery* brand. The result in the second quarter is more aligned to that of the same period in 2007, in line with the objective of the implemented cost policy which aims at curbing costs progressively over the remaining part of the year.

Other	1st Half 2008	1st Half 2007	Changes %	2nd Quarter 2008	2nd Quarter 2007	Changes %
Multimedia	12.2	12.4	-1.6%	5.9	4.4	34.1%
Teleshopping	16.5	15.3	7.8%	9.2	7.9	16.5%
Movie distribution and cinema	75.0	-	n.s.	26.6	-	n.s.
Production and commercialization fiction	-	-	n.s.	-	-	n.s.
Other advertising revenues	21.7	18.9	14.8%	11.9	9.8	21.4%
Inter-segment revenues	68.2	-	n.s.	34.1	-	n.s.
Total Revenues	**193.5**	**46.6**	**n.s.**	**87.5**	**22.1**	**n.s.**
Personnel, purchases, services, other costs	(129.3)	(47.5)	-172.2%	(68.9)	(22.9)	n.s.
Inter-segment operating costs	(3.7)	(2.7)	-37.0%	(1.4)	(1.3)	-7.7%
Total operating costs	**(133.0)**	**(50.2)**	**-164.9%**	**(70.3)**	**(24.2)**	**-190.5%**
EBITDA	**60.5**	**(3.6)**	**n.s.**	**17.2**	**(2.2)**	**n.s.**
TV rights amortisations	(40.9)	-	n.s.	(12.3)	-	n.s.
Others amortisations and depreciations	(5.3)	(3.5)	-51.4%	(3.0)	(2.0)	-50.0%
Amortisations and depreciations	**(46.2)**	**(3.5)**	**n.s.**	**(15.3)**	**(2.0)**	**n.s.**
Operating Profit	**14.4**	**(7.0)**	**n.s.**	**2.0**	**(4.1)**	**148.8%**

As was previously anticipated, starting from the second half of 2007, movie product distribution and theatre management activities referring to the Medusa Group were also included. In the first half of 2008, revenues generating from such activities grew significantly against the same period in the previous year, thus remarkably contributing to consolidating Medusa's leadership among Italy's distributors with a market share equal to 17.1% (15.6% in the same period of 2007) and the third ranking among Italy's theatre circuit managing companies. Revenues generated in the second quarter of 2008 from the television production of TaoDue, amounting to EUR 18 million, were entered under item inter-segment revenues, because, based on their relevant stage of completion, they refer to productions destined to the sale and television exploitation on the Mediaset networks.

Analysis of results by geographical segments: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	1st Half		2nd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**563.0**	**571.9**	**314.0**	**320.8**
Personnel expenses	42.2	39.6	21.3	19.9
Purchases, services, other costs	164.7	157.3	89.3	86.5
Operating costs	**206.9**	**196.9**	**110.6**	**106.4**
EBITDA	**356.1**	**375.0**	**203.4**	**214.4**
TV rights amortisations	65.1	79.5	32.6	38.3
Others amortisations and depreciations	3.8	2.4	1.5	1.1
Amortisations and depreciations	**68.9**	**82.0**	**34.1**	**39.4**
Operating profit	**287.2**	**293.0**	**169.3**	**175.0**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**287.2**	**293.0**	**169.3**	**175.0**
Financial income/(losses)	(0.3)	7.8	(0.9)	3.6
Income/(expenses) from equity investments	(20.7)	1.2	(12.4)	0.7
EBT	**266.2**	**302.0**	**156.0**	**179.5**
Income taxes	(74.0)	(90.9)	(44.2)	(54.3)
Net profit from continuing operations	**192.2**	**211.2**	**111.8**	**125.0**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	6.7	0.4	5.7	0.5
Mediaset Group net profit	**198.9**	**211.6**	**117.4**	**125.5**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	1st Half		2nd Quarter	
	2008	2007	2008	2007
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	36.7%	34.4%	35.2%	33.2%
EBITDA	63.2%	65.6%	64.8%	66.8%
Amortisation, depreciation and write-downs	11.6%	13.9%	10.4%	11.9%
EBIT	**51.0%**	**51.2%**	**53.9%**	**54.6%**
EBT	**47.3%**	**52.8%**	**49.7%**	**56.0%**
Mediaset Group net profit	**35.3%**	**37.0%**	**37.4%**	**39.1%**
Tax rate (EBT %)	27.8%	30.1%	28.3%	30.3%

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	1st Half			2nd Quarter		
	2008	2007	%	2008	2007	%
Television advertising revenues	536.4	550.4	-2.5%	298.4	310.0	-3.7%
Other advertising revenues	8.7	7.7	13.5%	4.6	3.8	18.5%
Gross advertising revenues	**545.2**	**558.1**	**-2.3%**	**303.0**	**313.8**	**-3.4%**
Agency discounts	(25.5)	(24.3)	4.8%	(15.0)	(13.4)	12.5%
Net advertising revenues	**519.7**	**533.8**	**-2.6%**	**288.0**	**300.3**	**-4.1%**
Other revenues	43.3	38.1	13.7%	26.1	20.5	26.9%
Total net consolidated revenues	**563.0**	**571.9**	**-1.6%**	**314.0**	**320.8**	**-2.1%**

The increase in revenues reflects the reduction in ***advertising revenues from television rights*** relative to Telecinco, equal to -2.5%. ***Other gross advertising revenues***, including advertising sales for theme channels, digital terrestrial television channels, the Internet and Teletext, posted, instead a 13.5% growth.

Higher ***Other revenues*** are mainly generated by the distribution operations of rights and audio-visual contents.

	1st Half 2008	1st Half 2007	Changes %	2nd quarter 2008	2nd quarter 2007	Changes %
Operating costs	**275.8**	278.9	-1.1%	**144.7**	145.8	-7.0%
Personnel expenses	**42.2**	39.6	6.4%	**21.3**	19.9	7.1%
Purchases, services, other costs	**164.7**	157.3	4.7%	**89.3**	86.5	3.2%
TV rights amortisations	**65.1**	79.5	-18.2%	**32.6**	38.3	-14.8%
Other amortisations and depreciations	**3.8**	2.4	-54.4%	**1.5**	1.1	37.9%

Telecinco Group's ***total costs*** dropped by ***1.1%*** against the same period in 2007, mainly thanks to the use of a provision for risk on intellectual property rights proceeds previously envisaged. Net of this use, overall costs show an extremely reduced increase of about 1%.

In the first six months of 2008, ***EBITDA*** dropped by approximately EUR -18.9 million against the same period in the previous year. The percentage impact on net revenues decreased from 65.6% in the first half of 2007 to 63.2% in the period under investigation.

As at 30 June 2008, ***EBIT*** for the Spanish segment reached EUR ***287.2*** million, in line with EUR ***293.0*** registered in 2007; ***operating profitability*** confirmed the achievement of one of the highest percentages among European television groups, accounting for 51.0% against 51.2% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1st Half 2008	1st Half 2007	Changes %	2nd quarter 2008	2nd quarter 2007	Changes %
EBIT	**644.3**	699.9	-7.9%	**388.5**	444.2	-12.5%

	1st Half 2008	1st Half 2007	Changes %	2nd quarter 2008	2nd quarter 2007	Changes %
Financial (income)/losses	**-36.3**	-19.5	86.2%	**-19.7**	-10.6	85.4%

The higher negative net balance in the financial income is mainly attributable to the increase in the average consolidated debt position in the first half against the same period of the previous year and higher average cost of debt as a result of the market rates trend in the periods under examination.

	1st Half 2008	1st Half 2007	Changes %	2nd quarter 2008	2nd quarter 2007	Changes %
Income/(expenses) from equity investments	**-24.1**	1.5	n.s.	**-15.9**	0.7	n.s.

Costs for the half under investigation are almost entirely ascribable to the equity method evaluation of the 33.3% stake held by Mediacinco in Edam.

In the first six months of 2008, Edam generated consolidated revenues equal to EUR 637.7 million and EBITDA was equal to EUR 111.4 million, corresponding to 17.5 % of total revenues (17.1% in the same period of 2007). The consolidated net result showed a loss equal to EUR -65.2 million with financial charges accounting for EUR 95.4 million and amortisation and depreciation of intangible assets identified during the *Purchase Price Allocation* phase in the context of the acquisition of the majority stakes in Endemol equal to EUR 78.6 million. With specific regard to this valuation process, it should be noted that as at 30 June 2008, according to the terms envisaged by the International Accounting Principle *IFRS 3 Business Combination*, the *Purchase Price Allocation* process was completed, definitely confirming the nature and the amounts that had been identified during the provisional allocation phase.

	1st Half 2008	1st Half 2007	Changes %	2nd quarter 2008	2nd quarter 2007	Changes %
EBT	**583.9**	681.9	-14.4%	**352.8**	434.3	-18.8%
Tax Rate (%)	*23.0%*	*34.6%*		*18.3%*	*35.8%*	
Net profit	**350.0**	340.8	2.7%	**229.1**	216.2	6.0%

Period EBIT is net of estimated income taxes according to the recognition defined by IAS 34, using the tax rate that is expected to be applied at year end. The reduction in the tax rate reflected the enforcement of the new ordinary tax rates applicable, starting from 2008, both in Italy (IRES reduced from 33% to 27.5%; IRAP from 4.25% to 3.5%) and in Spain (tax rate reduction from 32.5% to 30%) and the recognition of net revenues for EUR 53.5 million deriving from the adherence of Mediaset S.p.A. to the optional tax redemption regime regarding some categories of corporate assets, introduced in Italy through the 2008 Budget Law.

Balance sheet and financial position

Here follows the Summary Balance Sheet for the Group and for the geographical segments, re-classified in order to highlight the two macro aggregations which are ***Net invested capital*** and ***Net financial position***, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the notes below.

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

Item *Equity investments and other financial assets* includes assets recognised in the Balance sheet under items *Equity investments in associated and joint companies* and *Other financial assets* (limited for the latter item to *equity investments* and to *non current receivables*, with the exclusion of *financial receivables* and *financial assets available for sale* which are included in the *Net financial position*).

Item *net working capital* and *other assets and liabilities* includes *current assets* (with the exclusion of *cash and cash equivalents* and of *current financial assets* which are included in the *Net financial position*), *assets and liabilities for advance paid and deferred taxes, non current assets held for sale, provisions for risks and charges, payables to suppliers* and *payables to taxation authorities*.

(amounts in EUR millions)

Balance Sheet Summary	**30/06/2008**	**31/12/2007**
Film and television rights	2,843.6	2,351.5
Goodwill and differences arising from consolidation	509.6	394.5
Other tangible and intangible non current assets	997.0	1,070.8
Equity investments and other financial assets	599.8	554.8
Net working capital and other assets/(liabilities)	(636.7)	(202.2)
Post-employment benefit plans	(97.2)	(102.2)
Net invested capital	**4,216.0**	**4,067.2**
Group shareholders' equity	2,425.2	2,557.7
Minority interests	248.8	300.7
Total Shareholders' equity	**2,674.0**	**2,858.4**
Net financial position	**(1,542.0)**	**(1,208.8)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the concerned periods.

It should be noted that the balance sheet situation regarding *Italian operations* includes – under the ***Equity investments and other financial assets*** item – the book value of the stake held in Gestevision Telecinco as well as the 25% equity investment held in Mediacinco Cartera, the company owning a 33.3% shareholding in Edam, entirely consolidated by Telecinco, having the majority control with 75% of the shares. These investments are then eliminated at the end of the consolidation process. As a result, ***Group's Shareholders' equity*** of operations in Italy includes the dividends received by Telecinco, which are not shown in the income statement by geographical segment for reasons of clarity.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	Italy		Spain	
	30/06/2008	31/12/2007	30/06/2008	31/12/2007
Film and television rights	2,673.6	2,205.0	169.9	146.5
Goodwill and differences arising from consolidation	146.1	41.0	-	-
Other tangible and intangible non current assets	863.7	970.6	133.3	100.2
Equity investments and other financial assets	761.6	719.6	487.9	472.3
Net working capital and other assets/(liabilities)	(514.9)	(132.5)	(121.8)	(69.6)
Post-employment benefit plans	(97.2)	(102.2)	-	-
Net invested capital	**3,833.1**	**3,701.5**	**669.2**	**649.4**
Group shareholders' equity	2,404.0	2,478.1	498.3	606.0
Minority interests	4.5	1.4	53.5	56.4
Total Shareholders' equity	**2,408.4**	**2,479.5**	**551.8**	**662.5**
Net financial position	**(1,424.6)**	**(1,222.0)**	**(117.4)**	**13.2**

The table below shows a summary of the balance sheet situation of the Group as at 30 June 2008, highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30th June 2008	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Film and television rights	2,673.6	169.9		2,843.6
Goodwill and differences arising from consolidation	146.1	-	363.4	509.6
Other tangible and intangible non current assets	863.7	133.3		997.0
Equity investments and other financial assets	761.6	487.9	(649.7)	599.8
Net working capital and other assets/(liabilities)	(514.9)	(121.8)		(636.7)
Post-employment benefit plans	(97.2)	-		(97.2)
Net invested capital	**3,833.1**	**669.2**	**(286.2)**	**4,216.0**
Group shareholders' equity	2,404.0	498.3	(477.0)	2,425.2
Minority interests	4.5	53.5	190.8	248.8
Total Shareholders' equity	**2,408.4**	**551.8**	**(286.2)**	**2,674.0**
Net financial position	**(1,424.6)**	**(117.4)**		**(1,542.0)**

The summary of the ***cash flow statement*** by geographical segment is shown below in order to assess the contribution of financial movements in the two periods. Also this table is reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in ***Net financial position,*** which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007	30/06/2008	30/06/2007
Net financial position at the beginning of the year	(1,208.8)	(568.3)	(1,222.0)	(964.4)	13.2	396.1
Free Cash Flow	473.6	451.7	264.2	223.1	209.5	228.7
- Cash Flow from operating activities (*)	969.6	896.0	702.8	590.6	266.9	305.5
- Investments in fixed assets	(973.7)	(394.4)	(846.6)	(303.8)	(127.1)	(90.6)
- Disposals of fixed assets	1.3	5.0	0.8	1.6	0.5	3.4
- Changes in net working capital and other current assets/liabilities	476.4	(54.9)	407.2	(65.3)	69.3	10.4
Change in consolidation area	(139.5)	(0.8)	(139.7)	-	0.2	(0.8)
(Re-purchases)/Sales of treasury shares	(1.3)	(2.4)	-	(2.4)	(1.3)	-
Share capital issues	-	-	-	-	-	60.0
Cash changes generated by equity investments	(23.1)	2.3	-	(59.2)	(23.1)	1.5
Dividends received	1.6	1.3	161.7	158.4	1.6	1.2
Dividends paid	(644.5)	(644.6)	(488.7)	(488.7)	(317.6)	(314.2)
Financial Surplus/Deficit	(333.2)	(192.5)	(202.6)	(168.9)	(130.6)	(23.6)
Net financial position at the end of the period	(1,542.0)	(760.8)	(1,424.6)	(1,133.3)	(117.4)	372.5

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to ***EUR 473.6 million,*** on a rising trend compared to EUR 451.7 million in the same period of 2007. A significant contribution to this result is given by the positive trend of free cash flow both in Italy and Spain.

Fixed assets increases included in the cash flow statement are briefly detailed in the table below:

	Mediaset Group		Italy		Spain	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007	30/06/2008	30/06/2007
Investments in TV and movie theatre rights	(890.8)	(325.3)	(801.8)	(226.4)	(89.0)	(98.9)
Changes in advances on TV rights	(39.2)	(21.4)	(3.5)	(32.4)	(35.6)	11.0
TV rights: investments and advances	(930.0)	(346.7)	(805.3)	(258.8)	(124.7)	(87.9)
Investments in other fixed assets	(43.7)	(47.7)	(41.3)	(45.0)	(2.4)	(2.7)
Total investments in fixed assets	(973.7)	(394.4)	(846.6)	(303.8)	(127.1)	(90.6)

It should be noted that in the first half of 2008 approximately EUR 442 million, with counter-item in item ***working capital variation,*** have been invested for the purchase of the encrypted multiplex rights of the main Serie A football clubs for the 2009/2010 season (Juventus, MIlan, Inter, Roma, Lazio and Turin).

Item ***Variation in the consolidation area*** includes EUR 104.1 million regarding the impact on *Net Financial Position* of the 53.75% stake acquired in TaoDue S.r.l. and EUR 14.3 million regarding the 49% equity investment made in Sportsnet Media Limited, completed on 28 March 2008, through the contribution of Publiasia Limited and New Century Advertising Co. Ltd, previously consolidated on a line-by-line basis. This item also includes a cash-out of EUR 12.3 million relative to the increase in the shareholding held by the Group in Gestevision Telecinco, vis-à-vis the purchase in the stock market of an interest equal to 0.41% in the capital of the same company and the payment of EUR 9 million to Fininvest S.p.A. as settlement price for the purchase of the shareholding in Medusa Film, determined on the basis of the attainment of the performance parameters relative to the 2007 film season, as envisaged in the relevant contracts signed on July 2007 at the time of the acquisition.

Item ***Equity Investments*** includes the investment, equal to EUR 21.5 million, made by Gestevision Telecinco for the acquisition of a 29.24% indirect shareholding in Caribevision TV Network LLC.

Group's employees

Mediaset Group's employees as at 30 June 2008 equal ***6,239 units,*** rising by 465 units against 5,774 units of the same period in the previous year.

The increase in the number of employees is mainly ascribable to the changes in the consolidation area. Specifically, 438 units refer to companies of the Medusa Group, included in the consolidation area starting from the second half of 2007, and 14 units to NovaFilms Srl, consolidated in the second quarter of 2008.

The tables below show the trend in the number of employees broken down by geographical segments:

Number of employees (including temporary staff)	ITALY		SPAIN	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
Managers	348	326	107	99
Journalists	378	349	123	133
Middle managers	814	748	88	85
Office workers	3,508	3,149	841	854
Industry workers	5	-	27	31
Total	5,053	4,572	1,186	1,202

Average workforce (including temporary staff)	ITALY		SPAIN	
	1st half 08	1st half 07	1st half 08	1st half 07
Managers	344	324	105	98
Journalists	374	353	127	124
Middle managers	798	747	85	85
Office workers	3,475	3,186	845	853
Industry workers	4	-	29	32
Total	4,995	4,611	1,191	1,191

Transactions with related parties

Transactions with related parties are not quantifiable, nor are they atypical and unusual, being part of the normal business of the Group companies. Such transactions are carried out under normal market conditions, considering the characteristics of the products and services provided. The detailed information regarding their effects on the balance sheet, income statement and cash flow statement of holding companies, affiliated, joint control and associated companies, comprising those required by Consob Regulation of 29 July 2006, are included under note 14 of the Summary Half-Year Financial Statements.

Events after 30 June 2008

From 1 July 2008, Mediaset Premium Pay-per-view offer, which already comprised Premium Calcio and, starting from last 19 January 2008, Premium Gallery, further increased with the inclusion of Disney Channel, the most renowned brand in the entertainment sector for children and teenagers, which will also become available in the +1 version, thus completing the offer for films and exclusive TV series already available in the offer provided in the Joi, Mya and Steel channels.

From 1 July 2008, also the offer on Mediaset digital terrestrial is further increased with Premium Calcio, entirely dedicated to football with news and daily programmes on air 24 hours a day.

Main risks and uncertainties for the remaining part of the fiscal year

The Group enters the second part of the year being aware of the risks and uncertainties deriving from the persisting weakness that has been characterising global economy in the last quarters. In particular, in the two main geographical markets in which the Group operates, Italy and Spain, prospects, from an economic standpoint, are gloomy and may further deteriorate as a result of the recessionary effects triggered off by the credit crunch of last summer and the inflationary peaks recorded in the last months following to the continuously rising oil and food products prices with a concurrent reduction in growth.

Such market conditions are all but positive for the future trend of adspend for the remaining part of the fiscal year.

However, investors normally tend to privilege more powerful media in economically negative periods. In fact, TV adspend, both in Italy and in Spain, is still holding up vis-à-vis the other media and, in such context, the consolidated leadership both in terms of sales policy and publishing results on the targets of reference, represents a guarantee for the Group, in addition to its strict cost control policy, to face the still difficult economic situation, limiting the negative impact, safeguarding margins and profitability of the commercial free-to-air television core business.

In addition to its working capital management and interest rate risk hedging policies, the Group also implements tools suitable for guaranteeing the achievement of the free cash flow objectives, concurrently with a limitation of the economic impact on the cost of debt in a context characterised by restrictive monetary policies and an increasing financial squeeze on the side of enterprises.

Foreseeable developments

In July, Mediaset and Telecinco networks confirmed their leadership in terms of audience share on the relevant commercial targets of reference.

In July, adspend on the Mediaset networks continued its rising trend, confirming the growth recorded in the first half of the year in the first seven months.

From 1 July 2008, the launching date for the new Mediaset Premium offer, to 27 July sales from prepaid and scratch cards reached EUR 27.9 million, increasing from EUR 16.7 million recorded in the same period of the previous year.

In the light of advertising sales performance in July, and assuming that in the second half of the year advertising revenues in both Italy and Spain remain in line with the trend in the last three months, the company expects to end the year with a higher consolidated net profit than that recorded in 2007, also as a result of the extremely contained rate of growth in television schedule costs, in line with budget objectives.

For the Board of Directors

The Chairman

MEDIASET GROUP

Summary Half-Year Financial Statements
as at 30 June 2008

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2008	31/12/2007
ASSETS			
Non current assets			
Property, plant and equipment	4	520.2	520.5
Television and movie rights	4	2,843.6	2,351.5
Goodwill and differences arising from consolidation	4	509.6	394.5
Other intangible assets	4	476.8	550.3
Investments in associates	4	521.5	486.5
Other financial assets		78.6	68.6
Deferred tax assets		331.1	335.5
TOTAL NON CURRENT ASSETS		**5,281.4**	**4,707.4**
Current assets			
Inventories		50.9	42.7
Trade receivables		1,198.0	1,212.8
Other receivables and current assets		240.1	297.4
Current financial assets		18.8	19.8
Cash and cash equivalents		156.9	157.0
TOTAL CURRENT ASSETS		**1,664.7**	**1,729.7**
Non current assets held for sale		-	-
TOTAL ASSETS		**6,946.1**	**6,437.1**

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/6/2008	31/12/2007
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	5	(416.7)	(416.7)
Other reserves	7	479.0	477.2
Valuation reserve	6	5.4	0.4
Retained earnings		1,118.1	1,100.6
Net profit for the period		350.0	506.8
Group Shareholders' Equity		**2,425.2**	**2,557.7**
Minority interests in net profit		99.4	174.4
Minority interests in share capital, reserves and retained earnings		149.4	126.3
Minority interests		**248.8**	**300.7**
TOTAL SHAREHOLDERS' EQUITY		**2,674.0**	**2,858.4**
Non current liabilities			
Post-employment benefit plans		97.2	102.2
Deferred tax liabilities		57.9	164.1
Financial liabilities and payables		975.7	855.8
Provisions for non current risks and charges		163.5	174.9
TOTAL NON CURRENT LIABILITIES		**1,294.3**	**1,297.0**
Current liabilities			
Financial payables		714.1	518.0
Trade and other payables		1,603.5	1,329.6
Provisions for current risks and charges		45.6	56.9
Current tax liabilities		353.9	104.7
Other financial liabilities		56.4	42.3
Other current liabilities		204.3	230.2
TOTAL CURRENT LIABILITIES		**2,977.8**	**2,281.7**
Liabilities related to non current assets held for sale		-	-
TOTAL LIABILITIES		**4,272.1**	**3,578.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,946.1**	**6,437.1**

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	30/6/2008	30/6/2007
Sales of goods and services		2,247.9	2,059.7
Other revenues and income		24.2	17.3
TOTAL NET CONSOLIDATED REVENUES		**2,272.1**	**2,077.0**
Personnel expenses		263.8	240.5
Non recurring income			(23.0)
Purchases, services, other costs		817.9	712.2
Amortisation, depreciation and write-downs		546.0	447.3
Impairment losses and reversal of impairment on fixed assets		-	-
TOTAL COSTS		**1,627.7**	**1,377.1**
Gains/(Losses) from disposal of equity investments		-	-
EBIT		**644.3**	**699.9**
Financial losses		(134.4)	(57.0)
Financial income		98.1	37.5
Income/(expenses) from equity investments		(24.1)	1.5
EBT		**583.9**	**681.9**
Income taxes	9	134.5	235.7
NET PROFIT FROM CONTINUING OPERATIONS		**449.4**	**446.2**
Net Gains/(Losses) from discontinued operations		-	-
NET PROFIT FOR THE PERIOD		**449.4**	**446.2**
Attributable to:			
- Equity shareholders of the parent company		350.0	340.8
- Minority Interests		99.4	105.4
Earnings per share	10		
- Basic		0.31	0.30
- Diluted		0.31	0.30

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	1st half 2008	1st half 2007
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	621.3	702.7
+ Depreciation and amortisation	546.0	447.3
+ Other provisions and non-cash movements	8.8	(13.5)
+ Change in trade receivables	14.8	(3.8)
+ Change in trade payables	(23.7)	29.6
+ Change in other assets and liabilities	152.3	(75.4)
- Interests (paid)/received	-	(2.7)
- Income tax paid	(25.6)	(39.5)
Net cash flow from operating activities [A]	**1,293.9**	**1,044.7**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	1.7	5.0
Proceeds from the sale of equity investments	-	1.6
Interests (paid)/received	(0.8)	(0.3)
Purchases in television rights	(890.8)	(325.3)
Changes in advances for television rights	(39.1)	(21.4)
Purchases of other fixed assets	(43.7)	(47.7)
Equity investments	(21.5)	(0.4)
Changes in payables for investing activities	297.6	(203.6)
Proceeds/Payments for hedging derivatives	(35.1)	(4.2)
Changes in other financial assets	6.1	(83.0)
Loans to other companies (granted)/repaid	(1.7)	-
Dividends received	1.6	1.3
Business Combinations/Changes in consolidation area	(139.4)	(0.8)
Net cash flow from investing activities [B]	**(865.1)**	**(678.8)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(1.3)	(2.4)
Changes in financial liabilities	251.0	377.8
Dividends paid	(644.5)	(644.6)
Changes in other financial assets/liabilities	(7.1)	1.8
Interests (paid)/received	(27.0)	(11.5)
Net cash flow from financing activities [C]	**(428.9)**	**(278.9)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(0.1)**	**87.0**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**157.0**	**447.4**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**156.9**	**534.4**

MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 1/1/2007	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	-	(488.7)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(156.2)	(156.2)
Stock Option plan valuation	-	-	-	-	(2.7)	5.6	-	2.9	1.1	4.0
(Purchase)/sale of treasury shares	-	-	-	(2.3)	-	-	-	(2.3)	-	(2.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	8.4	(7.6)	-	0.8	-	0.8
Financial asset valuation credited/(charged) to Equity	-	-	-	-	1.7	-	-	1.7	-	1.7
Other changes	-	-	-	-	-	(0.6)	-	(0.6)	(0.8)	(1.4)
Profit/(loss) for the period	-	-	-	-	-	-	340.8	340.8	105.4	446.2
Balance at 30/06/2007	**614.2**	**275.2**	**542.8**	**(416.2)**	**10.6**	**1,121.3**	**340.8**	**2,488.7**	**248.7**	**2,737.4**
Balance at 1/1/2008	**614.2**	**275.2**	**477.2**	**(416.7)**	**0.4**	**1,100.6**	**506.8**	**2,557.7**	**300.7**	**2,858.4**
Allocation of the parent company's 2007 net profit	-					506.8	(506.8)	-	-	-
Dividends paid by the parent company						(488.7)		(488.7)		(488.7)
Dividends paid by subsidiaries to minority shareholders								-	(156.7)	(156.7)
Stock Option plan valuation					1.1			1.1	0.6	1.7
(Purchase)/sale of treasury shares						(0.6)		(0.6)	(0.7)	(1.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares					-			-		-
Actuarial gains/(losses) from defined benefit plans					1.9			1.9	-	1.9
Financial asset valuation credited/(charged) to Equity					2.0			2.0	-	2.0
Changes in the consolidation area	-	-	-	-	-	-	-	-	0.2	0.2
Other changes			1.8	-		-		1.8	5.3	7.1
Profit/(loss) for the period							350.0	350.0	99.4	449.4
Balance at 30/06/2008	**614.2**	**275.2**	**479.0**	**(416.7)**	**5.4**	**1,118.1**	**350.0**	**2,425.2**	**248.8**	**2,674.0**

EXPLANATORY NOTES TO THE SUMMARY CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2008

1. Drafting criteria

These Summary Half-Year Financial Statements, drafted in compliance with IAS 34 – Interim Financial Reporting, were prepared according to the same accounting principles and valuation criteria adopted for the drafting of the Group's Consolidated Financial Statements as at 31 December 2007, which we invite you to refer to, with the exception of some valuations and, specifically, those referring to the verification of possible impairment losses on intangible assets (i.e. impairment test), normally tested for impairment annually (everytime but in presence of indicators, events and facts that could conduct to a modification of the values previously set), when all necessary information is available to complete the process.

Taxes for the six-month period were calculated based on the best possible estimate of the weighted average expected for year end.

Mediaset Group's consolidated interim results reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the amounts of the items included in these consolidated half-year financial statements are expressed in EUR millions according to their relevance.

Lastly, it should be noted that for the purpose of converting into euros the USD denominated values of affiliated companies acquired the first quarter of 2008, the following exchange rates were applied: 1.5812 as at 31 March; 1.5764 as at 30 June and 1.5622 average exchange rate for the second quarter.

This Half-Year Report is subject to limited auditing by Independent Auditing Firm Reconta Ernst & Young.

2. Not yet applicable accounting principles, amendments and interpretations which the Group did not decide for early adoption

Here follows a summary of the new accounting principles, amendaments and interpretations introduced during the first half of 2008 and not yet applicable or early-adopted. Those principles are illustrated taking into consideration the relevance that they could have for the Group.

On 10 January 2008, IASB issued a revised IFRS 3 – Business Combinations, and a revised IAS 27 – Consolidated and Separate Financial Statements, considering business combinations that have to do with the sale or the purchase of minority stakes of previously controlled companies. More specifically, the revised version of this accounting principle also includes the recognition of all costs related to business combination in the statement of income. These new rules will come into effect as of next 1 January 2010 in a perspective way. As at the date of this half-year report, the EU competent bodies had not yet completed the process of standardisation necessary for the application of such principle and the relevant amendment.

On 22 May 2008 IASB published a series of changes to IFRS rules (so-called "Annual Improvements"). Among those changes it is worth mentioning the one attributable to IAS 28 – Investments in Associates. This change, which will come into effect (even only in a perspective way) starting from next 1 January 2009, requires that in case of investments valued based on the equity method, any impairment shall not be allocated to single assets (and, in particular, to goodwill) representing the book value of the investment, but to the value of the investment as a

whole. As a result, in case of availability of value recovery conditions, such recovery shall be integrally recognised.

3. Main corporate operations in the half-year period and changes in the consolidation area

During the first half of 2008, some changes in the consolidation area have been applied compared to the situation as at 31 December 2007. These changes reflect the corporate operations better detailed in the relevant Half-Year Report on Operations under *Events and relevant operations in the first half of 2008*, which we invite you to refer to.

In particular, TaoDue Srl and NovaFilm Srl were fully consolidated starting from acquisition date of the relevant controlling interest, while the equity interest held in Canal Factoria de ficcion S.A., previously valuated according to the equity method, was consolidated as a result of the acquisition by Telecinco of the remaining 60% shareholding held by third parties.

Starting from the second quarter of 2008, the following equity investments were consolidated according to the equity method: Pegaso Television INC. owned at 35.08% by Gestevision Telecinco and Sportsnet Media Ltd., owned at 49% by Mediaset Investment Srl.. The shareholdings held in PubliAsia Limited and New Century Advertising Co. Ltd., which were previously consolidated on a line-by-line basis, were conveyed into company Sportsnet Media Ltd.

4. Intangible, tangible assets and equity investments

The main period increases, in addition to those concerning television and film rights, an explanation of which has already been provided in the relevant report on operations, refer to the following types of assets:

- *Buildings, plants and machinery*: with an overall increase of EUR 39.6 million, EUR 10.5 million refer to television broadcasting and telecasting mainly concerning digital broadcasting networks, EUR 2.0 million refer to construction work for the development of television studios and Group companies' offices;

- *Other intangible assets* for EUR 4.1 million; with reference to this item it should bo noted that during the first half EUR 103.0 million, attributable to the option for the acquisiton of encrypted tv rights relating to "Serie A" italian premier league matches for the major italian football club in the football season 2009/2010, were reclassified in addition to the item *television and film rights*.

- *Differences arising from consolidation* increasing by EUR 115,7 million, EUR 106.0 million of which refer to the acquisition of a 53.75% interest in TaoDue and EUR 9.7 million to the equity interest increase (+0.41%) in Gestevision Telecinco.

- Equity investments on affiliated and joint control companies increasing by EUR 44.6 million, EUR 23.1 million of which relating to the acquisition of a 49% stake of Sportsnet Media Ltd. and EUR 21.5 million relating to the acquisition of a 35.08% stake of Pegaso Television Inc.

It should also be noted that with reference to the evaluation process relating to the acquisition of the control stake of Endemol, on 30 June 2008, respecting the deadlines envisaged by the International Accountin Principle IFRS3 Business Combination, the Purchase Price Allocation process has been completed, thus confirming for the last time the nature and the values recognized during the previous allocation process of the 31st December 2007.

5. Treasury shares

It should be noted that no operations for the purchase or sale of treasury shares have occurred during the first half of 2008. At 30 June 2008 the treasury shares held by Mediaset S.p.A. amounted to 44,825,500 shares, for a book value of EUR 416.6 million.

6. Valuation reserves

	30/06/2008	31/12/2007
Financial assets for cash flow hedging purpose	(13.1)	(15.0)
Financial assets avallbale for sale	-	-
Stock option plans	17.5	16.4
Actuarial Gains/(Losses)	0.9	(1.0)
Totale	**5.4**	**0.4**

The table below summarises the changes that have occurred in these reserves in the period of reference:

Valuation reserves	Balance at 1/1	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/06
Financial assets for cash flow hedging purpose	(15.0)	(4.0)	0.3	21.5	(15.0)	(0.9)	(13.1)
Financial assets availbale for sale	-	-	-	-	-	-	-
Stock option plans	16.4	1.1	-	-	-	-	17.5
Actuarial Gains/(Losses) on defined benefit plans	(1.0)	2.8	-	-	-	(0.9)	0.9
Total	0.4	(0.0)	0.3	21.5	(15.0)	(1.8)	5.4

Valuation reserve for financial cash flow hedging instruments is set up within the framework of the valuation of qualified hedging derivative instruments with respect to the exchange rate risk and the interest risk.

With respect to financial instruments for the management of the interest rate risk, changes during the first half of 2008, amounting to EUR 3.2 million primarily regard the change in the fair value of collar and IRS derivative instruments concerning contracts stipulated to hedge against financial liabilities.

Changes that occurred within the framework of valuation reserves for the financial instruments for the hedging of the exchange rate risk refer for EUR 21.5 million to the adjustment of the initial carrying value of television rights acquired in the year and EUR – 18.3 million to changes in fair value.

The ***Reserve for Stock Option Plans*** includes the amount of costs accrued as at 30 June 2008, determined pursuant to IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2005, 2007 and 2008 and by its subsidiary Telecinco in 2005, 2006, 2007 and 2008 for the amount pertaining to the Group. Changes in the period equal to EUR 1.1 million refer to the cost amount accrued as at 30 June 2008 pertaining to the Group.

The ***Reserve from the valuation of actuarial profits and losses*** includes the actuarial components regarding the valuation of defined benefit plans, directly recognised in equity.

7. Legal Reserve and Other Reserves

Changes of the period amounting to EUR 1.8 million mainly refers for EUR 9.4 million to the evaluation using the equity method of the Edam Acquisition Holding Cooperatie U.A. equity investment, merely for the items recognized on the shareholders' equity of this company, and for EUR -6.9 million to the changes in the consolidation reserve booked after the acquisition of Medusa Group for the part relating to the earnout matured during the period under investigation.

8. Net Financial Position

Below is the breakdown of the consolidated net financial position pursuant to Consob Resolution n. 6064293 dated 28 July 2006, showing the Group's current and non current net financial debt.

Changes in the Net financial position occurred in the period of reference are thoroughly detailed in the relevant Group's Balance Sheet section of the relevant Report on Operations.

	30/06/2008	31/12/2007
Cash in hand and cash equivalents	1.3	0.6
Bank and postal deposits	155.6	156.4
Securities and other current financial assets	9.7	15.3
Total liquidity	**166.5**	**172.4**
Financial receivables from affiliated companies	-	-
Other financial receivables	8.7	3.5
Total current financial receivables	**8.7**	**3.5**
Due to banks	(714.1)	(518.0)
Debiti e passività finanziarie correnti	(18.2)	(1.4)
Financial liabilities due to affiliated companies and joint ventures	(11.2)	(10.6)
Current financial debt	**(743.5)**	**(529.9)**
Current Net Financial Position	**(568.2)**	**(354.0)**
Securities and other non current financial assets	0.3	0.3
Due to banks	(937.9)	(822.5)
Payables and other non current financial liabilities	(36.2)	(32.7)
Non current financial debt	**(973.8)**	**(854.8)**
Net Financial Position	**(1,542.0)**	**(1,208.8)**

Item **Securities and current financial assets** includes securities and derivative instruments to hedge interest rate risk related to financial liabilities.

The change mainly refers to the transfer of securities owned by subsidiary Gestevision Telecinco S.A.

Item **Financial receivables** mainly includes government contributions pursuant to Italian Law No. 1.213 of 4/11/65, as amended by Italian Law No. 153 of 1/3/1994, received for film productions developed by Medusa Film S.p.A., following to resolutions made by the competent authorities, yet not paid, for a total of EUR 7.7 million.

Item **Payables and current financial liabilities**, shown net of the ineffective portion of derivative instruments to hedge currency exposure, mainly refers to the current amount of payables due to leasing companies equal to EUR 2.6 million and payables due to factoring companies amounting to EUR 19.5 million.

Item **Payables and non current financial liabilities** refers to the non current amount of payables due to leasing companies equal to EUR 29.7 million and EUR 4.9 million relative to subsidized loans.

Item **Financial liabilities due to affiliated companies and joint ventures** refers to financial liabilities related to current account relations managed on behalf of such companies by parent company Mediaset S.p.A.

The variation in item ***Payables due to banks – non current portion*** refers to a re-classification in item ***Payables due to banks – current portion,*** including EUR 50 million regarding a contract stipulated with Banca Popolare di Bergamo; EUR 125.0 million for 3 new loan contracts stipulated with leading credit institutes and EUR 40.0 million concerning a larger use of the credit lines relative to the contract stipulated with Intesa S.Paolo.

The variation in item ***Payables due to banks – current portion*** refers to a re-classification in item ***Payables due to banks – non current portion*** and to a larger use of credit lines.

9. Income tax

	1st half 2008	1st half 2007
Current tax expenses (foreign companies)	74.9	119.8
Current tax expenses	163.2	93.1
Deferred tax expense	(103.6)	22.8
Total	**134.5**	**235.7**

Period EBIT is net of estimated income taxes according to the recognition defined by IAS 34, using the tax rate that is expected to be applied at year end. The reduction in the tax rate reflected the enforcement of the new ordinary tax rates applicable, starting from 2008, both in Italy (IRES reduced from 33% to 27.5%; IRAP from 4.25% to 3.5%) and in Spain (tax rate reduction from 32.5% to 30%) and the recognition of net revenues for EUR 53.5 million deriving from the adherence of Mediaset S.p.A. to the optional tax redemption regime regarding some categories of corporate assets, introduced in Italy through the 2008 Budget Law.

10. Earnings per share

The calculation of basic and diluted earnings per share is based on the following data:

	1st half 2008	1st half 2007
Net profit for the period (millions of euro)	**350.0**	**340.8**
Weighted average number of ordinary shares (without own shares)	1,136,402,064	1,136,564,881
Basic EPS	**0.31**	**0.30**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,402,064	1,136,569,195
Diluted EPS	**0.31**	**0.30**

Earnings per share are calculated by comparing the Group's net income to the weighted average number of outstanding shares in the period, net of treasury shares. The diluted earnings per share are calculated taking into account the number of outstanding shares and the potential dilution effect deriving from the allocation of treasury shares to the beneficiaries of already accrued stock option plans.

11. Business combinations

Acquisition of a 53.75% equity interest in TaoDue

On 28 April 2008, following to the agreements stipulated on 29 November 2007, MedDue S.r.l., a company fully owned by RTI S.p.A., acquired, for a price of EUR 107.5 million, a 53.75% interest in TaoDue Srl, a company that through the fully owned subsidiary NovaFilm Srl, carries out activities regarding the production and sale of films, television serials and dramas. Based on the agreements which will be underwritten in the second half of the fiscal year, corporate operations will be completed, at the end of which MedDue, which will be owned at 75% by RTI S.p.A. and at 25% by the current minority shareholders of TaoDue, will fully control Medusa Film (currently owned by RTI S.p.A.) and TaoDue Srl.

This transaction was accounted for in the Group's consolidated financial statements by applying the purchase method provided for in IFRS 3, which determines that the fair values ascribable to the consolidated assets and liabilities of the two companies are booked upon the acquisition date of the relevant control. Considering the prominently intellectual nature of the human resources involved in the companies afore mentioned, the fair values coincided with the accounting values as at the same date, as shown in the table below:

(amounts in EUR millions)

Net assets acquired	**Book value of the acquired company**
Tv and movie rights	1.0
Other tangible and intangible assets	1.2
Equity investments	0.0
Inventories	2.8
Trade (payables)/receivables	10.0
Cash and cash equivalents	3.6
Post-employment benefit plans	(0.1)
Other assets/(liabilities)	(15.5)
Total net assets acquired (a)	**3.1**
Minority interests on net assets acquired (b)	**(1.5)**
Net assets acquired pertaining to the Group (a) - (b)	**1.7**
Goodwill	**106.0**
Total acquisition costs	**107.7**

The residual difference between the acquisition cost, including ancillary costs directly attributable to the business combination, and the corresponding portion of the net equity of the acquired companies was entered in the Group's consolidated financial statements under Difference arising from Consolidation. Pursuant to IFRS 3, the amount and allocation of such difference is still to be considered provisional, also in consideration of the timing for the acquisition which occurred very close to the end of the period and the general recognition of the accounting effects, which will be recognised after completion of the next acquisition stage, to complete the corporate structure of MedDue.

Cash and cash equivalents	3.6
Acquistion costs	(107.7)
Net cash flows deriving from the acquisition	**(104.1)**

Mediaset Group's net financial outlay for the afore mentioned operation totalled EUR 104.1 million in the period of reference, equal to the difference between the price paid – amounting to EUR 107.7 million – and net liquid assets acquired for EUR 3.6 million.

12. Share-based payments

It should be noted that on 23 June 2008 the plan envisaged for 2008 was implemented, including the granting of No. 3,290,000 options, which may be exercised after the three-year period starting from 24 June 2011 for a period of 36 months. This plan fell within the category of the "*equity-settled*" plans, envisaging the allocation of treasury shares bought back in the market. The options granted to the employees having the right to exercise them are contingent on the achievement of economic performance targets by the Company and the permanence of the employee within the group for a pre-established period of time.

The stock options are recognised in the financial statements at their Fair Value equal to EUR 0.30 per share.

The Fair value of options was calculated by using the binomial method. Specifically, the exercise of the stock options is included in the model, assuming its exercise as soon as the price for the option exceeds a pre-established exercise price multiple. Any possible dilution due to new shares issued is already accounted for in current market prices. The data used for the afore mentioned model are the following:

- Average price of the share: EUR 4.3470
- Historical volatility: 25.08%
- Risk free rate of reference: 5.07%
- Expected dividend yield: 12.1469%

13. Segment report

Below is the data requested by IAS 14 for the primary and secondary segments based on the current internal organisational structure and the Group executive reporting standards. It is worth noting that primary segments coincide with the geographical areas determined on the basis of operations' sites. Specific secondary sectors for the areas of activity have been mentioned only with respect to the geographical segment in Italy, since in Spain, which coincides with the Telecinco Group, there are no significant business segments other than the television core business.

13.1 Primary segments (geographical areas)

- The following tables show the main income statement and balance sheet data directly attributable to the two geographical segments of activity as at 30 June 2008.
- The relationships between the two segments almost exclusively refer to the dividends paid out by subsidiary company Gestevision Telecinco. Data regarding inter-segment revenues refer to the cancellation of the stake held in Gestevision Telecinco, whose book value is entered under the assets of the geographical segment Italy with subsequent recognition of the consolidation difference and, in the first half of 2008, they include a 25% stake held by Mediaset in Mediacinco (the remaining 75% is owned by Telecinco) as well as a loan granted by Mediaset to Mediacinco equal to EUR 60.5 million.

- Non monetary costs refer to allocations to provisions for risks and charges and to the costs for stock option plans and, in the first half of 2007, they included extraordinary revenues resulting from the re-determination of post-employment benefit as of 31.12.2007.

30th June 2008	ITALIA	SPAGNA	Elisioni	CONSOLIDATO
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,709.1	563.0		2,272.1
Inter-segment revenue	0.5	-	(0.5)	-
Consolidated net revenues	**1,709.6**	**563.0**	**(0.5)**	**2,272.1**
%	75%	25%		100%
Operating profit	**357.1**	**287.2**	**-**	**644.3**
%	55%	45%		100%
EBIT	**357.1**	**287.2**	**-**	**644.3**
Financial income/(losses)	(36.0)	(0.3)	-	(36.3)
Income/(expenses) from equity investments valued	(3.5)	(20.7)	-	(24.1)
Income/(expenses) from other equity investments	161.1	-	(161.1)	-
EBT	**478.7**	**266.2**	**(161.0)**	**583.9**
Income taxes	(60.5)	(74.0)	-	(134.5)
Profit/(losses) pertaining to minority interests	(1.9)	6.7	(104.2)	(99.4)
Group Net Profit	**416.4**	**198.9**	**(265.2)**	**350.0**
OTHER INFORMATION				
Assets	6,217.6	1,076.7	(348.2)	6,946.1
Liabilities	3,809.1	524.9	(61.9)	4,272.1
Investments in tangible and intangible non current assets	846.6	127.1	-	973.7
Amortization	477.1	68.9	-	546.0
Impairment losses	-	-	-	-
Other non monetary expenses	18.6	0.6	-	19.2

(*) Including the change in item *advances for the purchase of rights*

30th June 2007	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,505.1	571.9		2,077.0
Inter-segment revenue	0.7	-	(0.7)	-
Consolidated net revenues	**1,505.8**	**571.9**	**(0.7)**	**2,077.0**
%	72%	28%		100%
Operating profit	**407.0**	**293.0**	**(0.1)**	**699.9**
%	58%	42%		100%
EBIT	**407.0**	**293.0**	**(0.1)**	**699.9**
Financial income/(losses)	(27.3)	7.8	-	(19.5)
Income/(expenses) from equity investments valued	0.3	1.2	-	1.5
Income/(expenses) from other equity investments	158.3	-	(158.3)	-
EBT	**538.3**	**302.0**	**(158.4)**	**681.9**
Income taxes	(144.9)	(90.9)	0.1	(235.7)
Profit/(losses) pertaining to minority interests	(0.4)	0.4	(105.4)	(105.4)
Group Net Profit	**393.0**	**211.6**	**(263.7)**	**340.8**
OTHER INFORMATION				
Assets	5,664.3	986.9	(317.7)	6,333.5
Liabilities	3,200.3	429.9	(34.1)	3,596.1
Investments in tangible and intangible non current assets (	303.8	90.6	-	394.4
Amortization	365.3	82.0	-	447.3
Impairment losses	-	-	-	-
Other non monetary expenses	(9.6)	6.6	-	(3.0)

(*)Including the change in item *advances for the purchase of rights*

13.2 Secondary segments (areas of operation)

The operating segments defined in geographical area Italy, considering the actual significance and the organisation and business structure of the Group, are those already indicated in the relevant Half-Year Report on Operations:

30th June 2008	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	**1,357.4**	**103.4**	**185.8**	**63.0**	**1,709.6**
%	79%	6%	11%	4%	100%
Television rights	1,808.2	-	853.4	12.0	2,673.6
Other tangible and intangible non current assets	249.3	495.9	11.2	107.3	863.7
Goodwill	2.5	6.2	-	137.4	146.1
Trade receivables	857.1	56.9	37.4	70.8	1,022.2
Inventories	25.9	4.0	8.0	8.5	46.4
Operating assets	**2,943.1**	**563.0**	**910.0**	**335.9**	**4,752.0**
Investments in television rights (*)	319.8	-	489.7	(7.7)	801.8
Other investments	15.5	22.0	2.7	1.1	41.3
Investments in tangible and intangible assets	**335.2**	**22.0**	**492.4**	**(6.5)**	**843.1**

(*) Not including the change in item *advances for the purchase of rights*

30th June 2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,334.2	32.5	92.5	46.6	1,505.8
%	89%	2%	6%	3%	100%
Television rights	1,718.2	-	422.9	-	2,141.1
Other tangible and intangible non current assets	373.9	511.2	111.1	16.9	1,013.0
Goodwill	2.6	6.2	-	6.5	15.3
Trade receivables	790.1	47.6	15.4	16.2	869.3
Inventories	24.1	3.8	8.9	3.3	40.1
Operating assets	2,908.8	568.8	558.3	42.8	4,078.8
Investments in television rights (*)	225.1	-	1.3	-	226.4
Investments from business combinations	-	-	-	-	-
Other investments	18.3	24.0	2.4	0.3	45.0
Investments in tangible and intangible assets	243.4	24.0	3.8	0.3	271.4

(*) Not including the change in item *advances for the purchase of rights*

Comments regarding the breakdown and changes in revenues in the operating segments above described are already included in the relevant Half-Year Report on Operations.

Main secondary segment operations mainly refer to ***television rights***. Specifically:

- for the ***Free-to-air area***, the library (films, dramas, short TV series, television series, cartoons), self-produced long dramas, entertainment rights, news and sports programmes that feed the three generalistic channels;
- for the ***Pay-per-view area***, the sports, cinema and entertainment rights reserved to the Mediaset Premium offer. In particular, sports rights include the broadcasting rights for the main Italian football clubs for the 2009/2010 season.

14. Transactions with related parties

The Group carried out trade operations with the holding company and its affiliated companies, joint ventures and subsidiaries under normal market conditions.

The table below is a summary of the effects reflected on the income statement and balance sheet of the Group originating from the trade operations carried out with related parties:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/ (charges)
Fininvest S.p.A.	0.8	0.9	(6.9)	0.4	3.0	-
Associated companies						
A.C. Milan S.p.A.	0.1	144.7	-	0.1	0.3	-
Alba Servizi Aerotrasporti S.p.A.	0.0	1.2	-	0.0	2.4	-
Arnoldo Mondadori Editore S.p.A.	2.0	0.3	-	8.5	0.6	-
Banca Mediolanum S.p.A.	0.3	0.0	-	1.4	-	-
Il Teatro Manzoni S.p.A.	0.0	0.0	-	0.0	0.5	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Quinta Communication S.A.	-	1.8	-	-	-	-
Servizi Milan S.r.l.	-	0.0	-	-	5.2	-
Other associated companies	7.2	2.4	-	4.9	4.9	(0.0)
Total parent company and associated	**10.4**	**151.2**	**(6.9)**	**15.4**	**16.8**	**(0.0)**
Joint control companies						
Boing S.p.A.	0.2	1.3	(9.6)	0.6	2.3	(0.2)
Fascino Produzione e Gestione Teatro S.r.l.	-	3.5	(3.5)	-	22.3	(0.1)
MediaVivere S.r.l.	0.2	8.1	-	0.5	7.7	-
Premiere Megaplex S.A.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	-	-	-	2.3	-
Affiliated companies						
Aprok Imagen S.L.	0.0	0.3	-	(0.0)	0.5	-
Auditel S.r.l.	-	-	-	-	2.9	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.0	-	0.1	0.1	-
Canal Factoria de Ficcion S.A.	-	-	-	-	-	-
Publieci Television S.A.	0.6	-	-	0.6	-	-
Producciones Mandarina S.L.	0.3	4.6	-	0.5	7.4	-
La Fabrica De La Tele (già Hormigas Blancas Produccio	0.3	4.0	-	0.0	8.3	-
Edam Acquisition B.V.)	0.1	14.8	-	0.1	48.5	-
Pegaso Television Inc.	0.7	-	-	0.7	-	-
Total joint control and affiliates	**2.6**	**36.6**	**(13.1)**	**3.0**	**102.3**	**(0.2)**
Other related parties	0.5	23.4	-	0.3	6.5	-
TOTAL	**13.4**	**211.3**	**(20.1)**	**18.6**	**125.7**	**(0.2)**

Revenues and trade receivables of the Fininvest Group and the Mediolanum Group mainly referred to sales of television advertising slots; while costs and trade payables were mainly attributable to the purchase of television rights and productions. Payables due to Fininvest S.p.A., amounting to EUR 7.8 million included EUR 6.9 million concerning a liability accrued as at 30 June 2008 as a result of the contractually established price balance paid for the acquisition of the Medusa equity investment, for the part that will be determined based on the performance of the film distribution activities of Medusa Film in 2008.

The transactions with Edam Acquisition Holding Cooperatief U.A. mainly refer to the companies of the Endemol Group, controlled by it, through which the Group acquires both television formats and content, both in Italy and in Spain.

The transactions referred to in item *other related parties* mainly include transactions between Telecinco Group and Vocento Group (minority shareholder) for the purchase of television content.

The main impact on the consolidated cash flows generated by transactions with related parties was attributable, in addition to dividend payout to Fininvest S.p.A. for EUR188.2 million, to the payment to Fininvest S.p.A. of the consideration, equal to EUR 9.0 million, agreed for the acquisition of an equity investment in Medusa, and outlays for the acquisition of rights from Milan A.C. for a total of EUR 15.3 million.

It should also be noted that during the first half, due to the exercise of its relative option, the Group acquired EUR 105.0 million of multi-platform encrypted tv rights relating to the 2009/2010 "Serie A" italian football season from Milan A.C. Other tv rights have been acquired from Vocento Group companies (for a total amount of EUR 21.9 million) and from Alba Adriatica (EUR 7.9 million).

15. OTHER INFORMATION

15.1 Personal securities given

As at 30 June 2008, the Group has issued personal securities in favour of third parties for a total of EUR 34.2 million (EUR 31.6 million as at 31 December 2007).

15.2 Commitments

Below is a summary of the main commitments of the Mediaset Group:

- multi-year commitments mainly attributable to satellite channel lease contracts with different duration. These will imply future expenses in the order of EUR 236.7 million (EUR 138.4 million as at 31 December 2007);
- commitments for the purchase of rights equal to EUR 1,311.3 million (EUR 1,613.1 million as at 31 December 2007). These future commitments mainly referred to "volume deal" contracts that the Mediaset Group has stipulated with some US Major studios to ensure the availability of films and television productions that they have developed, giving the Group the possibility of reaching a volume of investments which is in line with the Group's strategies regarding the expansion of the library.

It should also be noted that, based on the agreements stipulated on 29 November 2007, better detailed under section *Relevant events and operations in the half-year period*, included in the relevant Half-Year Report on Operations, the Group undertook to acquire – by the end of the third quarter – an additional equity interest in TaoDue, equal to 21.75%, against the relevant transfer of a 25% stake owned in Medusa Film.

16. LEGAL DISPUTES AND POTENTIAL LIABILITIES

On 26 June 2008 the Italian Ministry for the Economic Development communicated the filing of a procedure, pursuant to Italian Law 689/81, for the assessment of the amount possibly due by the Company regarding government grants recognised by the European Commission in its Resolution No. 52/2005 of 27 January 2007 in the matter of government grants (public grants to buyers of decoders).

Before the Tribunal of First Instance, a community jurisdictional appeal is currently pending against such resolution, in which the Company challenges both the existence of an hypothesis of government assistance and the quantification of such grants and, as a result, the possible configuration for the imposition of an obligation to refund.

The internal procedure currently is at the beginning stage of the challenge. The company will file a memorandum, pursuant to the terms, in which it will explain its arguments in rebuttal to the calculation methods adopted by the Italian Ministry in the notification deed. In the Company's opinion and in the opinion of its legal advisors, there are various elements suitable for raising doubts about the correctness and validity of the quantification criteria implemented by the Italian Ministry. In any case, the final procedure may be challenged, if necessary, before the competent tribunal, to which adequate preventive protection may also be appealed in the form of a procedure releasing from the obligation to pay. At present, it is therefore not possible, based on the principle of truth and caution, to quantify any estimates regarding such amounts that would be to the charge of the Company.

17. TRANSACTIONS DERIVING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In compliance with Consob Resolution No. DEM 60644296 of 28 July 2006, it is hereby specified that during the first half of 2008 the Group did not carry out any atypical and/or unusual operations as defined in the same Resolution.

For the Board of Directors

The Chairman

LIST OF EQUITY INVESTMENTS INCLUDED IN THE GROUP'S CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2008

(amounts in EUR millions)

Companies consolidated on a line-by-line basis	Registered Office	Currency	Share capital	% held by the Group
Mediaset S.p.A.	Milan	EUR	614.2	-
Publitalia '80 S.p.A.	Milan	EUR	52.0	100.00%
Digitalia '08 S.r.l. (former Promoservice Italia S.r.l.)	Milan	EUR	2.1	100.00%
Publieurope Ltd.	London	EUR	7.7	100.00%
R.T.I. S.p.A.	Rome	EUR	500.0	100.00%
Videotime S.p.A.	Milan	EUR	52.0	98.83%
Elettronica Industriale S.p.A.	Lissone (Milan)	EUR	363.2	100.00%
Mediashopping S.p.A.	Fiumicino (Rome)	EUR	7.0	100.00%
Medusa Film S.p.A.	Rome	EUR	120.0	100.00%
Medusa Cinema S.p.A.	Rome	EUR	1.0	100.00%
Medusa Video S.p.A.	Milan	EUR	0.3	100.00%
Medusa Multicinema S.p.A.	Rome	EUR	2.8	100.00%
MedDue S.r.l.	Milan	EUR	26.9	100.00%
Taodue S.r.l.	Rome	EUR	0.05	53.75%
Nova Film S.r.l.	Rome	EUR	0.01	53.75%
Mediaset Investment S.a.r.l.	Luxemburg	EUR	79.6	100.00%
Mediaset Investment Belgium S.p.r.l.	Belgium	EUR	850.0	100.00%
Mediaset Investimenti S.p.A.	Milan	EUR	500.0	100.00%
Gestevision Telecinco S.A.	Madrid	EUR	123.3	50.10%
Publiespaña S.A.U	Madrid	EUR	0.6	50.10%
Advanced Media S.A.U	Madrid	EUR	0.1	50.10%
Publimedia Gestion S.A.U.	Madrid	EUR	0.1	50.10%
Canal Factoria de Ficcion S.A.	Madrid	EUR	0.6	50.10%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	EUR	0.9	50.10%
Atlas Media S.A.U.	Sant Just Desvern	EUR	0.4	50.10%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	EUR	0.4	50.10%
Mi Cartera Media S.A.U.	Madrid	EUR	0.1	50.10%
Cinematext Media S.A.	Madrid	EUR	0.2	30.06%
Cinematext Media Italia S.r.l.	Segrate (Milan)	EUR	0.01	30.06%
Telecinco Cinema S.A.U. (former Estudios Picasso Fabrica de Ficcion S.A.U.)	Madrid	EUR	0.2	50.10%
Grupo Editorial Tele 5 S.A.U.	Madrid	EUR	0.1	50.10%
Conecta 5 Telecinco S.A.U. (former Europortal Jumpy Espana S.A.)	Madrid	EUR	0.06	50.10%
Mediacinco Cartera S.L.U.	Madrid	EUR	240.0	62.58%

Joint control and affiliated companies	Registered Office	Currency	Share capital	% held by the Group
Aprok Imagen S.L.	Madrid	EUR	0.023	20.04%
Audiovisual S.r.l.	Milan	EUR	0.3	26.67%
Beigua S.r.l.	Rome	EUR	0.05	24.50%
Boing S.p.A.	Milan	EUR	10.00	51.00%
Edam Acquisition Holding I Cooperatief U.A.	Amsterdam	EUR	0.9	20.86%
Fascino Produzione Gestione Teatro S.r.l.	Rome	EUR	0.01	50.00%
La Fabrica De La Tele (former Hormigas Blancas Producciones S.L.)	Madrid	EUR	0.01	15.03%
Mediavivere S.r.l.	Milan	EUR	0.7	50.00%
Pegaso Television Inc	Miami	USD	71.6	17.58%
Premiere Megaplex S.A.	Madrid	EUR	0.4	25.05%
Producciones Mandarina S.L.	Madrid	EUR	0.004	15.03%
Publieci Television S.A.	Madrid	EUR	0.3	25.05%
Titanus Elios S.p.A.	Rome	EUR	29.5	29.65%
Sportsnet Media Ltd	George Town	USD	0.002	49.00%

Other equity investments	Registered Office	Currency	Share capital	% held by the Group
Alba Adriatica S.L.	Madrid	EUR	0.076	7.52%
Circuito Cinema S.r.l.	Rome	EUR	0.087	10.00%
Class CNBC S.p.A.	Milan	EUR	0.6	9.94%
Corporación de Medios Radiofónicos Digitales, S.A.	Zamudio-Vizcaya (Spain)	EUR	6.0	5.01%
Grattacielo S.r.l.	Milan	EUR	0.01	10.00%
International Media Services Ltd.	Malta	EUR	0.05	99.95%
KirchMedia GmbH & Co KGaA	Munchen	EUR	55.3	2.28%
Kulteperalia S.L.	Madrid	EUR	8.2	7.52%
Radio e Reti S.r.l.	Milan	EUR	1.0	10.00%
X Content S.r.l. (winding-up)	Rome	EUR	0.06	100.00%

MEDIASET GROUP

Statement concerning the

Summary Half-Year Financial Statements

in Compliance with Art. 154-bis of

Italian Law Decree 58/98

Statement concerning the Summary Half-Year Financial Statements in Compliance with Art. 154-bis of Italian Law Decree 58/98

1. The undersigned, Mr. Fedele Confalonieri, Chairman of the Board of Directors, and Mr. Andrea Goretti, Senior Executive Manager, responsible for the drafting of the corporate accounting documentation, of the company Mediaset S.p.A., also in compliance with the provisions set out in Art. 154-bis, par. 3 and 4 of Italian Law Decree No.58 of 24 February 1998, hereby declare:

   • the adequacy in relation to the Group's characteristics and

   • the effective application

   of the administrative and accounting procedures for the drafting of a summary financial statements for the first half of 2008.

2. The valuation of the adequacy of the administrative and accounting procedures for the drafting of the summary financial statements as at 30 June 2008 was carried out based on the standards and criteria defined by Mediaset S.p.A. consistently with the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission, which groups together a set of general principles of reference for internal control generally accepted at the international level.

3. We also hereby declare that:

3.1 the summary half-year financial statements:

a) have been drafted in compliance with the applicable international accounting principles acknowledged at the EU level pursuant to EC regulation No. 1606/2002 of the EU Parliament and Council of 19 July 2002 and, in particular, IAS 34 – *Interim Financial Reporting,* as well as the provisions set out for the implementation of Art. 9 of Italian Law Decree No. 38/2005;

b) reflect the accounting books and entries;

c) provide a true and fair description of the financial position and results of operations of the Company and the businesses included in the consolidation area;

3.2 the half-year report on operations includes references to relevant events that have occurred in the first half of the year, their impact on the summary half year financial statements and a description of the main risks and uncertainties for the remaining six months of the fiscal year under investigation as well as information on the relevant operations with related parties.

Date: 31 July 2008

For the Board of Directors
The Chairman

(Fedele Confalonieri)

The Senior Executive Manager responsible
for the drafting of corporate accounting
documents

(Andrea Goretti)

ERNST & YOUNG

MEDIASET S.P.A.

Auditors' review report on the interim condensed consolidated financial statements as of and for six-month period ended June 30, 2008
(Translation from the original Italian text)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the interim condensed consolidated financial statements
(Translation from the original Italian text)

To the Shareholders of
MEDIASET S.p.A.

1. We have reviewed the interim condensed consolidated financial statements of the Mediaset Group as of and for six-month period ended June 30, 2008, comprising the balance sheet, the statement of income, changes in shareholders' equity and cash flows and the related explanatory notes. Management of MEDIASET S.p.A. is responsible for the preparation and presentation of these interim condensed consolidated financial statements n accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ("IAS 34"). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

2. We conducted our review in accordance with review standards recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. A review consists primarily of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management and by applying analytical and other review procedures. A review does not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we express on the annual consolidated financial statements.

   The consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, have been, respectively, audited and reviewed by other auditor. Accordingly, reference should be made to the reports of the other auditor issued on March 28, 2008 and on September 13, 2007.

3. Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of the Mediaset Group as of and for six-month period ended June 30, 2008 are not prepared, in all material respects, in accordance with IAS 34.

Milan, August 6, 2008

Reconta Ernst & Young S.p.A.
Signed by: Alberto Coglia, partner

This report has been translated into the English language solely for the convenience of international readers

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.402.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
Iscritta all'Albo Revisori Contabili al n. 70945 Pubblicato sulla G.U.
Suppl. 13 - IV Serie Speciale del 17/2/1998
Iscritta all'Albo Speciale delle società di revisione
Consob al progressivo n. 2 delibera n. 10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

MEDIASET SPA

Table of Equity Investments Relevant Pursuant to Art. 125 of Consob Regulation No. 11971/1999

reference date 30 June 2008

Company name	Country	Total owned stake %	Type of stake ownership %	Shareholder	Stake %
Advanced Media S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Alba Adriatica S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Aprok Imagen S.L.	Spain	40.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	40.00%
Atlas Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias España S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Agencia de Televisión Latino-Americana de Servicios y Noticias País Vasco S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Auditel S.r.l.	Italy	26.67%	indirectly owned	R.T.I. S.p.A.	20.22%
			directly owned	Mediaset S.p.A.	6.45%
Beigua S.r.l.	Italy	24.50%	indirectly owned	Elettronica Industriale S.p.A.	24.50%
Boing S.p.A.	Italy	51.00%	indirectly owned	R.T.I. S.p.A.	51.00%
Canal Factoría de Ficción S.A.U.	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Cinematext Media S.A.	Spain	60.00%	indirectly owned	Gestevisión Telecinco S.A.	60.00%
Cinematext Media Italia S.r.l.	Italy	100.00%	indirectly owned	Cinematext Media S.A.	100.00%
Class CNBC S.p.A.	Italy	10.90%	indirectly owned	R.T.I. S.p.A.	10.90%
Conecta 5 Telecinco, SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Digitalia 08 S.r.l.(già Promoservice Italia S.r.l.)	Italy	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Edam Acquisition Holding I Cooperatief U.A.	Holland	33.33%	indirectly owned	Mediacinco Cartera S.L.	33.33%
Elettronica Industriale S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Fascino Produzione Gestione Teatro S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Gestevisión Telecinco S.A.	Spain	50.10%	indirectly owned	Mediaset Investimenti S.p.A.	50.10%
Grupo Editorial Tele 5 SAU	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
La Fabrica De La Tele S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
International Media Services Ltd.	Malta	99.95%	directly owned	Mediaset S.p.A.	99.95%
Kulteperalia S.L.	Spain	15.00%	indirectly owned	Gestevision Telecinco S.A.	15.00%
Med Due S.r.l.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediacinco Cartera S.L.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	75.00%
			indirectly owned	Mediaset Investment S.a.r.l.	25.00%
Mediaset Investment S.a.r.l.	Luxembourg	100.00%	directly owned	Mediaset S.p.A.	100.00%
Mediaset Investment Belgium s.p.r.l.	Belgium	100.00%	indirectly owned	Mediaset Investment S.a.r.l.	100.00%
Mediaset Investimenti S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Media Shopping S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mediavivere S.r.l.	Italy	50.00%	indirectly owned	R.T.I. S.p.A.	50.00%
Medusa Cinema S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Film S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Multicinema S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Medusa Video S.p.A.	Italy	100.00%	indirectly owned	R.T.I. S.p.A.	100.00%
Mi Cartera Media S.A.U.	Spain	100.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	100.00%
Premiere Megaplex S.A.	Spain	50.00%	indirectly owned	Gestevisión Telecinco S.A.	50.00%
Nova Films S.r.l.	Italy	100.00%	indirectly owned	Taodue S.r.l.	100.00%
Pegaso Television INC	USA	35.08%	indirectly owned	Gestevision Telecinco S.A.	35.08%
Producciones Mandarina S.L.	Spain	30.00%	indirectly owned	Agencia de Televisión Latino-Americana de Servicios y Noticias España SAU	30.00%
Publieci Television S.A.	Spain	50.00%	indirectly owned	Publiespaña S.A.U.	50.00%
Publiespaña S.A.U.	Spain	100.00%	indirectly owned	Gestevision Telecinco S.A.	100.00%
Publieurope Ltd.	Regno Unito	100.00%	indirectly owned	Publitalia '80 S.p.A.	100.00%
Publimedia Gestion S.A.U.	Spain	100.00%	indirectly owned	Publiespaña S.A.U.	100.00%
Publitalia '80 S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
R.T.I. S.p.A.	Italy	100.00%	directly owned	Mediaset S.p.A.	100.00%
Sportsnet Media Limited	Cayman Island (UK)	49.00%	indirectly owned	Mediaset Investment S.a.r.l.	49.00%
Taodue S.r.l.	Italy	53.75%	indirectly owned	Med Due S.r.l.	53.75%
Telecinco Cinema, SAU	Spain	100.00%	indirectly owned	Gestevisión Telecinco S.A.	100.00%
Titanus Elios S.p.A.	Italy	30.00%	indirectly owned	Videotime S.p.A.	30.00%
Videotime S.p.A.	Italy	98.88%	indirectly owned	R.T.I. S.p.A.	98.88%
X Content S.r.l. in liquidazione	Italy	100.00%	indirectly owned	Medusa Video S.p.A.	100.00%

END